AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 12, 1997


                                                    REGISTRATION NO. 333-17399


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                        PRE-EFFECTIVE AMENDMENT NO. 2
                                      TO
                                  FORM SB-2
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933




                        MERCURY WASTE SOLUTIONS, INC.





                (Name of Small Business Issuer in its charter)
         MINNESOTA                       2819                   41-1827776
(State or other jurisdiction (Primary standard industrial    (I.R.S. Employer
     of incorporation)        classification code number) Identification Number)


                     302 NORTH RIVERFRONT DRIVE, SUITE 100A
                            MANKATO, MINNESOTA 56001
                                 (507)345-0522
                                 (612)635-0080
        (Address and Telephone Number of Principal Executive Offices)



           BRADLEY J. BUSCHER, CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                        MERCURY WASTE SOLUTIONS, INC.
                    302 NORTH RIVERFRONT DRIVE, SUITE 100A
                           MANKATO, MINNESOTA 56001
                                (507) 345-0522
           (Name, Address, and Telephone Number of Agent For Service)

                                   COPIES TO:

          RUSSELL F. LEDERMAN, ESQ.                   ROBERT K. RANUM, ESQ.
           SHAWN R. MCINTEE, ESQ.                   FREDRIKSON & BYRON, P.A.
       MASLON EDELMAN BORMAN & BRAND,               1100 INTERNATIONAL CENTRE
A PROFESSIONAL LIMITED LIABILITY PARTNERSHIP         900 SECOND AVENUE SOUTH
             3300 NORWEST CENTER               MINNEAPOLIS, MINNESOTA 55402-3397
      MINNEAPOLIS, MINNESOTA 55402-4140                  (612) 347-7000
               (612) 672-8200                          FAX (612) 347-7077
             FAX (612) 672-8397


APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REIGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



                 SUBJECT TO COMPLETION, DATED FEBRUARY 12, 1997




PROSPECTUS
                               1,000,000 SHARES

                                     [LOGO]

                        MERCURY WASTE SOLUTIONS, INC.
                                 COMMON STOCK



Mercury Waste Solutions, Inc. (the "Company") is offering (the "Offering") 1,000,000 shares (the "Shares") of Common Stock at an initial public offering price of $5.00 per share. Prior to this Offering, there has been no market for the shares, and no assurance can be given that any such market will exist or develop upon completion of this Offering or, if developed, will be maintained. See "Underwriting" for information relating to the factors considered in determining the Price to Public. The Company has applied for listing its Common Stock on the Nasdaq SmallCap Market under the symbol MWSI.


THIS OFFERING INVOLVES A HIGH DEGREE OF RISK AND SUBSTANTIAL DILUTION. SEE "RISK FACTORS" COMMENCING ON PAGE 7 AND "DILUTION" ON PAGE 13. THESE ARE SPECULATIVE SECURITIES.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.


                 PRICE TO      UNDERWRITING     PROCEEDS TO
                  PUBLIC       DISCOUNT(1)      COMPANY(2)

Per Share             $5.00            $0.45           $4.55
Total(3)         $5,000,000         $450,000      $4,550,000



(1) The Company has agreed to pay to Equity Securities Trading Co., Inc., (the "Underwriter") a nonaccountable expense allowance equal to 2% of the gross proceeds of the offering and has agreed to sell to the Underwriter five year warrants to purchase up to 100,000 shares of Common Stock at 120% of the Price to Public. The Company has also agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."



(2) Before deducting expenses of the offering estimated at $250,000, which does not include the 2% nonaccountable expense allowance described in Note 1 above.



(3) The Company has granted the Underwriter a 45-day option to purchase up to 150,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the Total Price to Public, Underwriting Discount and Proceeds to Company will be $5,750,000, $517,500 and $5,232,500, respectively. See "Underwriting."



The Shares are being offered by the Underwriter when, as and if delivered to and accepted by the Underwriter, and are subject to the right of the Underwriter to withdraw, cancel or modify such offer and to its right to reject any order in whole or in part. It is expected that delivery of the certificates representing the Shares will be made on or about , 1997 in Minneapolis, Minnesota.


                     EQUITY SECURITIES TRADING CO., INC.



The date of this Prospectus            , 1997





[PHOTO]

THE CONTINUOUS FLOW MERCURY DISTILLATION SYSTEM



[PHOTO]

MERCURY-CONTAINING PRODUCTS SUBJECT TO RETORTING AND RECYLYING INCLUDING FLOURESCENT AND HID LAMPS, BATTERIES, SWITCHES AND CIRCUIT BOARDS



[PHOTO]

TECHNICIAN REMOVING SAMPLE OF RECOVERED MERCURY



IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


                              PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITER'S OVER-ALLOTMENT OPTION. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED UNDER THE HEADING "RISK FACTORS", WHICH INVESTORS SHOULD CAREFULLY CONSIDER.

                                 THE COMPANY

Mercury Waste Solutions, Inc. (the "Company") provides services and products to mercury waste generators to reduce the risk of liability associated with mercury waste disposal. The Company currently operates a mercury waste retorting facility in Union Grove, Wisconsin and a facility to recycle and store fluorescent and other mercury-containing lamps in Roseville, Minnesota. In addition, the Company markets and sells or leases lamp recycling equipment. Retorting is a form of distillation pursuant to which mercury is removed from contaminated products via vaporization and condensation.


In January, 1996, the Company acquired substantially all of the assets of U.S. Environmental, Incorporated ("USE"), a Minnesota-based mercury recycling company founded in 1993 by Mark G. Edlund, the Company's President and Chief Operating Officer. USE co-developed the Model 2000 lamp recycler (the "Model 2000"), opened a mercury lamp recycling facility in Roseville, Minnesota (the "Roseville Recycling Facility") to showcase the Model 2000 and co-developed mercury retorting equipment installed at a facility in Union Grove, Wisconsin (the "Union Grove Retorting Facility"). Since the acquisition of USE, the Company improved the Model 2000 (the "Model 2000B") and began development of equipment that processes mercury-containing lamps for more efficient storage and transportation (the "Lamp Processor"). The Company has also developed a new continuous flow oven and a stationary oven utilized at the Union Grove Retorting Facility. On September 12, 1996, the Company acquired the interests of the co-developer of the equipment located at the Union Grove Retorting Facility.




The Company's mission is to provide mercury waste recycling solutions to mercury waste generators of all sizes including, but not limited to, public utilities, manufacturers that utilize mercury in their business (e.g., measurement, control and electrical equipment industries), building managers and hazardous waste managers. The Company has provided lamp recycling or retorting services to a variety of customers including Sylvania Lighting Services, Norwest Bank, Kansas City Power & Light, Laidlaw Environmental Services, Eaton Corporation and Pennsylvania Power & Light, and has recently entered into contracts with the United States Postal Service and PBM Construction (a general contractor to the U.S. Navy). The Company believes that the mercury recycling industry has growth potential because of: 1) stringent federal and state regulations governing mercury-containing products; 2) acknowledgment from businesses of the potential liability posed by mercury waste disposal; and 3) the growing recognition among the public of the health risks of mercury. In a July 1994 article published by the U.S. Environmental Protection Agency (the "EPA") titled GENERATION AND TREATMENT OF MERCURY-BEARING WASTE, the EPA identified the total potential demand for off-site retorting at 130,000 tons per year. Of this amount, the Company believes that 30,000-40,000 tons are suitable for its proprietary processing technology. In the same article, which was published prior to the development of the Union Grove Retorting Facility, the EPA estimated the retort industry capacity at 3,000 tons in 1994, the most recent year for which data is available. The Company's current retorting capacity is approximately 2,500 tons per year.


The Company presently offers the following services and products:


MERCURY WASTE RETORTING. The Company expects that a significant amount of its revenue will consist of fees paid for retorting mercury waste to environmentally acceptable levels. The Union Grove Retorting Facility utilizes a continuous flow oven technology that processes more mercury waste in a shorter period of time than other conventional methods presently utilized. The Company intends to apply to the U.S. Patent and Trademark Office for protection of certain aspects of its technology related to its retorting equipment. The processed waste from the Union Grove Retorting Facility satisfies current federal and state environmental standards for mercury waste and requires no further treatment as a hazardous waste. The Company has also developed a high capacity stationary oven for retorting larger, non-granular items such as thermostats and batteries. The Company expects that the Union Grove Retorting Facility will derive its business from: (1) large scale generators of mercury waste, particularly in the measurement, control and electrical equipment industries; (2) lamp recycling facilities, such as the Roseville Recycling Facility; (3) users of Lamp Processors; and (4) other manufacturing facilities that utilize mercury in their business. At the present time, the Company believes that the supply of mercury-containing waste capable of being retorted exceeds the capacity of mercury retorters. In order to more efficiently process mercury waste, the Company intends to utilize a portion of the net proceeds of this Offering to expand the Union Grove Retorting Facility to provide this capacity to store mercury waste for a period of up to one year. For the year endedDecember 31, 1996, the Union Grove Retorting Facility generated approximately $638,000 in revenues.

The Company's goal is to maximize the utilization of its Union Grove Retorting Facility by acquiring and consolidating mercury waste generated throughout the United States. The Company believes that mercury waste could be stored at various locations across the country and transported to the Union Grove Retorting Facility on a controlled basis. As part of such strategy, the Company intends to utilize a portion of the proceeds of this Offering to acquire or develop a consolidation and temporary hazardous waste storage facility (a "WSF") in the Southwestern United States. Because governmental regulations limit the amount of mercury waste that can be present at a retorting facility at any given time, many generators of mercury waste are forced to store such waste in a temporary hazardous waste storage facility prior to shipment to a retorting facility or permanent hazardous waste disposal site. The Company believes that the establishment of a WSF in the Southwestern United States would complement the Company's business by consolidating the mercury waste located in the Southwestern United States. This will allow the Company to control the shipments of mercury waste to the Company's Union Grove Retorting Facility and achieve maximum utilization of the facility's retorting capacity. The Company estimates that the cost of acquiring or developing a 4,000 to 6,000 square foot WSF in the Southwestern United States and establishing operations at such facility will be approximately $300,000. After completion of the first WSF, the Company also intends to develop a similar WSF in the Southeastern United States.


EQUIPMENT SALES AND LEASING. The Company intends to offer two proprietary types of equipment for lease or sale: its Model 2000B lamp recycler and its Lamp Processor. The Model 2000B can process approximately five million lamps annually by separating the lamps into three principal components: glass, aluminum endcaps and mercury-laced calcium phosphate powder. After separation, the powder's level of mercury still exceeds federal and state guidelines for mercury and must either be further retorted to remove the mercury or sent to a hazardous waste landfill with potentially harmful environmental consequences. For the year ended December 31, 1996, there were no sales of the Model 2000B lamp recycler because the Company did not complete the purchase of the co-developer's rights to the Model 2000 until September 12, 1996.

The Company is developing the Lamp Processor for marketing to businesses and utilities that dispose of a large volume of fluorescent and other mercury-containing lamps and desire to reduce lamp storage and transportation costs. The Lamp Processor will reduce the lamps to a volume more convenient for transporting and retorting. The Company anticipates that the Lamp Processor will process lamps at a customer's business site and deposit the lamps into a sealed holding container which will be periodically removed (and replaced with an empty container) and transported to a mercury retorting facility such as the Union Grove Retorting Facility. The Company intends to lease the Lamp Processor to its customers. The Company believes that leasing, while requiring a greater initial capital commitment by the Company, will better provide the Company with recurring monthly revenue. A portion of the proceeds of this Offering will be utilized to finance the final development and production of the Lamp Processor for subsequent lease to customers.


LAMP RECYCLING. The Company operates the Roseville Recycling Facility in Roseville, Minnesota, a suburb of St. Paul, which utilizes a Model 2000B to recycle mercury-containing fluorescent lamps. The Roseville Recycling Facility also collects other items including high intensity discharge ("HID") and neon lamps, batteries, mercury-containing switches and thermostats for shipment to and retorting by the Company's Union Grove Retorting Facility. The approximately 6,500 square foot Roseville Recycling Facility has processed approximately five million lamps since it opened in April 1993. Fluorescent lamps are transported to the Roseville Recycling Facility by Company-owned trucks that pick up fluorescent lamps directly from customers or are delivered directly by the customers. For the year ended December 31, 1996, the Roseville Recycling Facility generated approximately $697,000 in revenues.


The Company was incorporated in January, 1996 as a Minnesota corporation. Its principal executive offices are located at 302 North Riverfront Drive, Mankato, Minnesota 56001 and the telephone number is (507) 345-0522.



                                 THE OFFERING

COMMON STOCK OFFERED ............   1,000,000 Shares

COMMON STOCK OUTSTANDING

  AFTER THIS OFFERING ...........  3,369,097 Shares(1)(2)

PROPOSED NASDAQ SYMBOL ..........   MWSI


USE OF PROCEEDS .................   A maximum of $1,660,000 to repay an
                                    operating note to Norwest Bank
                                    Minnesota, N.A.; $875,000 to expand
                                    the Union Grove Retorting Facility,
                                    develop an on-site hazardous waste
                                    storage facility, and develop on-site
                                    lamp processing capabilities;
                                    $600,000 for the manufacture of the
                                    Lamp Processor; $600,000 for the
                                    lease or development of WSF temporary
                                    hazardous waste storage facilities in
                                    Southwestern and Southeastern parts
                                    of the United States; and the balance
                                    for working capital purposes.


(1) Includes 120,000 shares to be issued upon exercise of warrants simultaneous with the effectiveness of this Offering.



(2) Does not include (a) 100,000 shares of Common Stock issuable upon exercise of the Underwriter's Warrant at 120% of the Price to Public; (b) 185,500 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option Plan of which 145,000 shares of Common Stock were subject to options granted as of January 22, 1997; -- (consisting of (i) options for 110,000 shares granted as of December 31, 1996 and (ii) options for 35,000 shares granted subsequent to December 31, 1996; see Note 8 to the financial statements included elsewhere in the Prospectus) and (c) 200,771 shares of Common Stock issuable upon exercise of Warrants issued to certain individuals prior to this Offering, including certain officers and directors of the Company -- (consisting of (i) warrants for 169,492 shares granted in connection with the Company's initial capitalization,
      (ii) warrants for 20,339 shares granted in connection with a September, 1996 private placement and (iii) warrants for 10,940 shares granted in connection with a November, 1996 private placement; see Note 7 to the financial statements included elsewhere in the Prospectus).




SUMMARY FINANCIAL INFORMATION


                                                     YEAR ENDED             YEAR
                                                    DECEMBER 31,            ENDED
                                                        1995             DECEMBER 31,
                                                    (PREDECESSOR)            1996
STATEMENT OF OPERATIONS DATA:(1)
 Revenues                                            $ 1,548,782        $ 1,334,709
 Cost of revenues                                        783,355            552,681
 Gross profit                                            765,427            782,028
 Operating expenses                                      700,026          1,579,406
 Interest expense                                         11,486            188,068
 Net income (loss )                                  $    53,915        $  (985,446)

PRO FORMA DATA(2)(3):
 Net income (loss), as reported                      $    53,915        $  (985,446)
 Pro Forma provision for income taxes (Note 5)            13,500                 --
  Pro Forma net income (loss)                        $    40,415        $  (985,446)
 Net loss per share                                                     $     (0.40)
 Weighted average number of common and common
 equivalent shares outstanding                                            2,455,313




                                      DECEMBER 31, 1996
                                           PRO          PRO FORMA
                           ACTUAL       FORMA(4)     AS ADJUSTED(5)

BALANCE SHEET DATA:
  Working capital        $  197,159    $  197,159      $  662,159
  Total assets            2,566,585     2,566,585       5,106,585
  Long-term
   liabilities            2,064,867     1,929,867         269,867
  Total liabilities       2,282,891     2,147,891         487,891
  Shareholders' equity      283,694       418,694       4,618,694



(1) On January 4, 1996, the Company acquired substantially all the assets of USE. The results of operations for the year ended December 31, 1995 are those of USE. The results of USE from January 1, 1996 to January 3, 1996 are included with the Company's 1996 results as they are not material.

(2) Since its incorporation on January 2, 1996, the Company has been an S Corporation for federal and state income tax purposes and, accordingly, has not been subject to federal or state income taxes. The pro forma statement of operations data presented has been computed as if the Company were subject to corporate federal and state income taxes. Net income (loss) does not include a pro forma adjustment for income taxes due to the Company's net loss. The Company's election to be taxed as an S Corporation will terminate automatically upon the consummation of this offering. See Note 1 of Notes to Financial Statements, "S Corporation Status" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


(3) On a supplemental basis, as adjusted to give effect to the number of shares offered hereby necessary to retire as of the beginning of the period or at the date of issuance of the Company's interest bearing debt, the Company's net loss, loss per share, and weighted average number of common and common equivalent shares outstanding would have been $(815,296), $(0.29) and 2,787,313, respectively.



(4) Adjusted for the effect of the exercise of a warrant for 120,000 shares of Common Stock at $1.125 per share with exercise price paid by cancellation of a related debt of $135,000 owed by the Company to the warrant holder.


(5) Adjusted for the effect of (i) the sale of 1,000,000 shares offered hereby and the application of the net proceeds thereof and (ii) the reclassification of accumulated deficit to additional paid-in capital as a result of the automatic termination of the Company's S Corporation income tax status upon consummation of the offering.

                                 RISK FACTORS

AN INVESTMENT IN THE SHARES OFFERED HEREBY IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. INVESTORS COULD LOSE THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, ALONG WITH THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, IN EVALUATING THE COMPANY, ITS BUSINESS AND PROSPECTS BEFORE PURCHASING THE SHARES.


LACK OF PROFITABILITY; LACK OF OPERATING HISTORY The Company was organized in January, 1996 to acquire substantially all of the assets of USE. USE earned a substantial portion of its income from sales of the Model 2000, a source from which the Company has earned no income or revenues in 1996. USE also profitably operated the Roseville Recycling Facility from 1993-1995, but the Company has substantially changed the management and operations at this facility. USE had no operating history at the Union Grove Retorting Facility which is the major source of projected revenue for the Company. During the period from January 2, 1996 (date of inception) through December 31, 1996, the Company had a net loss of approximately $985,000. Accordingly, the Company's operations are subject to all of the risks inherent in the establishment of a new business enterprise, including the lack of profitability and the lack of operating history. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any company. Future revenues and profits, if any, will depend upon various factors, including the market acceptance of the Company's services and products, environmental regulation and enforcement and general economic conditions. There is no assurance that the Company can operate profitably or that it will successfully implement its expansion plans. Furthermore, to the extent that the Company's expansion strategy is successful, the Company must manage the transition to multiple site operations, higher volume operations, the control of overhead expenses and the addition of necessary personnel.


NEW AND EVOLVING INDUSTRY; NEW PRODUCT The mercury waste treatment and mercury lamp recycling industry in the United States is relatively new and evolving. The demand for its services and products is highly dependent upon governmental regulations, the federal and state enforcement of regulations and the perception by mercury waste generators of the need for the Company's services and products. The Company intends to market its mercury retorting services directly to waste generators and to large hazardous waste brokers. Although the Company expects that the customer base for its mercury retorting services will be broad and diverse, in the past mercury waste has been collected by large hazardous waste brokers who have arranged for its disposal or treatment. The Company may be dependent on waste collected by a few large waste brokers with whom the Company may indirectly compete for the collection and treatment of mercurial waste. In addition, the Company's Lamp Processor is currently under development. There can be no assurance that the Lamp Processor will be developed and if developed, there can be no assurance that the market will accept the product on terms acceptable to the Company.

LACK OF EQUIPMENT OPERATING HISTORY Nineteen Model 2000 Lamp Recyclers have been sold since such product was developed in 1992 and no Model 2000Bs have been sold in 1996. The Company did not actively market the Model 2000B until it acquired all of the rights to the original Model 2000, the predecessor to the Model 2000B, in September, 1996. The Company is continuing to improve the Model 2000B to provide more efficient and complete mercury removal. No assurance can be given that such modified equipment can compete with equipment designed by competitors. Additionally, the Company's retorting technology is new in design and unproven in long-term processing. Furthermore, the Company's Lamp Processor is in its final design and prototype stage and none have been sold or leased to date.


LIMITED FINANCIAL RESOURCES; ADEQUACY OF PROCEEDS AND NEED FOR ADDITIONAL FINANCING The Company's ability to execute its business strategy depends to a significant degree on its ability to obtain substantial equity capital to finance the development of WSF's and Lamp Processors. The proceeds of this Offering will provide the Company with the financing required to develop and open two WSFs, manufacture approximately 120 Lamp Processors, expand the Union Grove Retorting Facility and supply working capital for at least 12 months. There can be no assurance, however, that the costs of opening the WSFs and manufacturing approximately 120 Lamp Processors will not exceed current estimates. If the proceeds of this Offering are not sufficient to develop such facilities or equipment, the Company may be required to seek additional financing. If additional financing is required, there can be no assurance that any additional financing will be available on terms acceptable to the Company or its shareholders. New investors may seek and obtain substantially better terms than were granted to the Company's present investors and the issuance of such securities may result in dilution to the existing shareholders. Furthermore, as the Company prepares to expand, it will expend a relatively higher amount on administrative expenses than would a mature Company with such operations.

DEVELOPMENT OF FUTURE WSF FACILITIES; EXPANSION PLAN RISKS Part of the Company's business strategy includes developing WSFs to consolidate and store hazardous mercury waste and control the timing of shipments of mercury waste to the Company's Union Grove Retorting Facility. The Company estimates an investment of $300,000 to develop or acquire the proposed WSF in the Southwestern United States. The Company presently intends to develop an additional WSF in the Southeastern United States in late 1997 or early 1998 and estimates that such WSF will also require a $300,000 investment. A portion of the Company's projected revenue is based on successful development of WSFs to provide a source of regular supply of mercury waste to the Union Grove Retorting Facility. Successful expansion of the Company's operations will be largely dependent upon a variety of factors, some of which are currently unknown or beyond the Company's control, including the ability of the Company's management to identify suitable WSF sites and to negotiate purchases and financing of such WSF sites; timely regulatory approval of the sites; the hiring of skilled management and other critical, experienced personnel; the ability of the Company's management to apply its policies and procedures to geographically dispersed facilities; the general ability to successfully manage growth; and the general state of the economy. Although the Company is in the process of exploring the opening of new WSF facilities, the Company has entered into no agreements. There can be no assurance that the Company will be able to open WSF facilities.

TECHNOLOGICAL CHANGE The Company could be adversely affected by the development of new technologies for processing mercury waste. The Company has a significant investment in its existing mercury waste processing technologies. Changes could result in reconfiguring or replacing existing equipment and redesign of equipment the Company is selling/leasing. Research and development costs and replacement costs could be substantial. Patents obtained by competitors developing new technologies could hamper the Company's ability to adjust to technological changes.

LACK OF INTELLECTUAL PROPERTY PROTECTION The Company has no patents on its Model 2000B lamp recycler, the Lamp Processor or on its retorting technology. There is significant risk that third parties will independently develop similar technology. Although the Company intends to apply to the United States Patent and Trademark Office for protection of certain aspects of its technology relating to the Model 2000B, the Lamp Processor and its retorting equipment, no assurance can be given that patent protection will be obtained. There is also no assurance that any of the Company's intellectual property rights will be enforceable, even if patented or registered, against any prior users of similar intellectual property or that the Company will be successful in defending itself against a third party claiming that the Company's technologies violate an existing patent. Any such claim, with or without merit, could also be time consuming and costly to defend.

GOVERNMENT REGULATION The Company is subject to extensive and evolving environmental laws and regulations which have become increasingly stringent in recent years as a result of greater public interest in protecting the environment. These laws and regulations affect the Company's business in many ways and will continue to impose substantial costs on the Company.

The Company believes that the Environmental Protection Agency ("EPA") has received requests from trade organizations to change its rules to allow mercury-containing lamps (determined hazardous by existing federal regulations) to be disposed of in municipal solid waste landfills and incinerators. This action would effectively eliminate lamps from the federal hazardous waste regulations. If these rules are changed, the lamp processing and mercury recycling industries which have been specifically developed to mitigate mercury problems would suffer a severe setback. The Company, its employees and vendors would be adversely affected by such a change in EPA rules.


In order to develop and operate WSF facilities, it is necessary for the Company to obtain and maintain in effect one or more licenses or permits as well as zoning, environmental and/or other land use approvals. These licenses or permits and approvals are often difficult and time consuming to obtain and are frequently subject to opposition by various elected officials, environmental advocates and citizen groups. Facility operating permits may be subject to modification or revocation. Permits must be renewed periodically. There can be no assurance that the Company will be successful in obtaining and maintaining the permits and approvals required for the successful operation and growth of its business. The failure by the Company to obtain or maintain in effect a permit or approval significant to its business would have a material adverse effect on the Company's operations and financial condition. Due to the complexity of regulation of the industry and to public pressure, implementation of existing laws, regulations or initiatives by different levels of government may be inconsistent and difficult to foresee. The Company makes a continuing effort to anticipate regulatory, political and legal developments that might affect its operations, but it is not always able to do so.

POTENTIAL ENVIRONMENTAL LIABILITY The Company, as a transporter, recycler and potential operator of temporary storage facilities of hazardous waste is subject to liability for any contamination for which it is deemed responsible pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("Superfund" or "CERCLA"). The statute provides for the remediation of contaminated facilities and imposes costs on the responsible parties. The expense of conducting a cleanup and the damages can be very significant. If the Company were to be found to be a responsible party for a CERCLA cleanup, the enforcing authority could hold the Company completely responsible for all investigative and remedial costs even if others may also be liable. Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's financial condition and results of operations.


LIMITED MANAGEMENT EXPERIENCE/NEED FOR ADDITIONAL MANAGEMENT The success of the Company will depend upon the Company's ability to attract and retain a highly qualified management and sales team. Mark G. Edlund, the Company's President and Chief Operating Officer, Donald J. Wodek, the Company's Executive Vice President-Operations, Legal and Regulatory Affairs, James Cornwell, General Manager of the Union Grove Retorting Facility, Steven A. Rush, Facility Manager at the Union Grove Retorting Facility, and Thomas Kimmel, General Manager of the Roseville Recycling Facility, have an aggregate of 46 years of experience in the recycling and/or hazardous waste business. However, these individuals have limited prior experience in operating a mercury recycling facility with the capacity of the Union Grove Retorting Facility. The Company will need to hire other corporate level, management and sales employees to help implement and operate its expansion plans. The failure to obtain, or delays in obtaining, key employees could have a material adverse effect on the Company.


DEPENDENCE ON THIRD PARTY MANUFACTURER The Company co-owns the design rights to its Model 2000 lamp recycler with Resource Technology, Inc., an Iowa-based manufacturing company ("RTI"). RTI currently has the exclusive rights to manufacture the Model 2000 and the Company is accordingly dependent upon RTI to produce the Model 2000. The Company plans to purchase and modify the Model 2000 to produce the Model 2000B. No assurance can be given that if RTI were unable to manufacture the Model 2000, another manufacturer could be located to perform the manufacturing function or, if located, that such firm could successfully manufacture the Model 2000 in a timely, cost-effective manner.

COMPETITION The mercury recycling industry is extremely competitive with respect to price, service, and location. New or existing competitors that add capacity can affect the price charged for remediation services and the volume of services performed. Mercury retort competitors have been in the market for many years and some have established excellent reputations. The Company may not be able to establish relationships with customers of these competitors. Over the past five years there has been considerable consolidation in the waste management industry. However, the mercury recycling industry still consists mostly of small, independent companies. A large, well-financed or capitalized company might be able to quickly build a significant market share by buying existing companies or processes, by reducing prices or by utilizing other marketing methods.

CONTROL OF THE COMPANY; DEPENDENCE ON KEY PERSONNEL Bradley J. Buscher, the Company's Chairman, Chief Executive Officer and Chief Financial Officer, will control approximately 36% of the Company's Common Stock following this Offering. Therefore, Mr. Buscher will have the ability to direct the Company's operations and financial affairs and to substantially influence the election of members of the Board of Directors of the Company. The Company is also presently highly dependent upon the personal efforts and abilities of Mr. Buscher and Mark G. Edlund, the Company's President and Chief Operating Officer. The loss of the services of either Mr. Buscher or Mr. Edlund could have a substantial adverse effect on the Company's ability to achieve its objectives. The Company currently has no key man insurance on Mr. Buscher and a $2 million key man insurance policy on Mr. Edlund.

RELATED PARTY TRANSACTIONS The Company and Messrs. Buscher and Edlund are subject to certain transactions that may present a conflict of interest. See "Certain Transactions."


DILUTION TO NEW INVESTORS - 79 PERCENT Purchasers of the securities offered hereby will experience immediate substantial dilution of $3.97 per share in the net tangible book value per share of Common Stock.

ABSENCE OF DIVIDENDS At the present time, the Company intends to use any earnings which may be generated to finance further growth of the Company's business. Accordingly, investors should not purchase the Shares with a view towards receipt of cash dividends from any Shares.

LACK OF PUBLIC MARKET; DETERMINATION OF OFFERING PRICE Prior to this Offering, there has been no public market for the Company's securities. Although the Company has applied for listing of the Common Stock on the Nasdaq SmallCap Market, there can be no assurance that an active public market will develop or be sustained. The offering price of the Shares has been arbitrarily determined by negotiation between the Company and the Underwriter and bears no relationship to the Company's current operating results, book value, net worth or financial statement criteria of value. The factors considered in determining the offering price included an evaluation by management of the history of and prospects for the industry in which the Company competes and the prospects for earnings of the Company. Such factors are largely subjective, and the Company makes no representation as to any objectively determinable value of the securities offered hereby.

In addition, if the Company fails to maintain its qualification for its Common Stock to trade on the Nasdaq SmallCap Market, the Shares will be subject to certain rules of the Securities and Exchange Commission relating to "penny stocks." Such rules require broker-dealers to make a suitability determination for purchasers and to receive the purchaser's prior written consent for a purchase transaction, thus restricting the ability of purchasers and broker-dealers to sell the stock in the open market.


UNDESIGNATED STOCK; POSSIBLE ANTI-TAKEOVER EFFECT The Company's authorized capital consists of 50,000,000 shares of capital stock. The Board of Directors, without any action by the Company's stockholders, is authorized to designate and issue shares in such classes or series (including classes or series of preferred stock) as it deems appropriate and to establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. The Company currently has 2,369,097 shares of Common Stock outstanding (includes 120,000 shares to be issued upon exercise of warrants simultaneous with the effectiveness of this Offering), has reserved 185,500 shares of Common Stock for issuance under its 1996 Stock Option Plan, has issued warrants to purchase 200,771 shares of Common Stock and has authorized the issuance of an additional 1,150,000 shares of Common Stock in contemplation of this Offering. The rights of holders of preferred stock and other classes of common stock that may be issued may be superior to the rights granted to the holders of the Shares. The ability of the Board of Directors to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal regarding the Company. Further, the issuance of additional shares having preferential rights could adversely affect the voting power and other rights of holders of Common Stock.


SHARES ELIGIBLE FOR FUTURE SALE The sale, or availability for sale, of substantial amounts of Common Stock in the public market subsequent to this offering may adversely affect the prevailing market price of Common Stock and may impair the Company's ability to raise additional capital by the sale of its equity securities. The Company and its directors, executive officers and 5% shareholders have agreed that they will not sell nor grant any option for the sale of, or otherwise dispose of any shares of Common Stock for 365 days after the Effective Date without the prior written consent of the Underwriter. Subject to certain limitations and customary cutbacks as reasonably determined by any underwriter, if at any one time prior to the end of the two-year period following complete exercise of any warrant or September 2001, whichever occurs earlier, the Company proposes to register any of its Common Stock under the Securities Act, the Company will provide each of the holders of warrants to purchase an aggregate of 320,771 shares of Common Stock with the opportunity, pursuant to piggyback registration rights, to participate in such public offering. In connection with this Offering, certain officers and directors of the Company have agreed to escrow a portion of their shares for three years or until (i) the Company meets certain earnings requirements established by the State of Minnesota, or (ii) the State of Minnesota determines that the escrow agreement is no longer necessary. A total of 2,246,402 shares of Common Stock will be subject to escrow.


DISCRETIONARY USE OF PROCEEDS A portion of the net proceeds to be received by the Company in the offering have not been designated for any specific use. The proceeds may be utilized for one or more alternative purposes in the discretion of the Company.


MINNESOTA ANTI-TAKEOVER LAW The Company is subject to Minnesota statutes regulating business combinations and restricting voting rights of certain persons acquiring shares of the Company, which may hinder or delay a change in control of the Company. See "Description of Securities--Minnesota Anti-Takeover Law."


                               USE OF PROCEEDS


The net proceeds to be received by the Company from this Offering, after deducting estimated costs and expenses of the Offering, are estimated to be approximately $4,200,000 ($4,882,500 if the Underwriter's over-allotment option is exercised in full). The Company intends to utilize the net proceeds as follows:


          Repayment of Norwest Bank Minnesota, N.A.
           Operating Note                                $1,660,000
          Expansion of Union Grove Retorting Facility    $  875,000
          Manufacturing of Lamp Processors               $  600,000
          Development of two WSF Storage Facilities      $  600,000
          Working Capital                                $  465,000



REPAYMENT OF NOTES. The Company intends to utilize a maximum of $1.66 million of the net proceeds of the Offering to repay a secured revolving promissory note issued to Norwest Bank Minnesota, N.A. The note is due January, 1998 and bears interest at a rate of 2% over prime. As of January 23, 1997, $1,660,000 of such note remained outstanding. See "Certain Transactions"



EXPANSION OF UNION GROVE RETORTING FACILITY. The Company intends to utilize approximately $575,000 to expand the Union Grove Retorting Facility to include a hazardous waste storage facility and a lamp processing facility. The Company may accomplish this by either purchasing and expanding its current facility at Union Grove or leasing adjacent land and buildings and retrofitting the buildings to the Company's specifications. The finalization of the Company's expansion plans will depend upon a number of factors including regulatory approval of its plans. The Company will also utilize approximately $300,000 for a closure fund for such facility. A closure fund is required by certain states in connection with the handling of hazardous waste to pay for the costs of closing down an operation in the event that the operating company is not financially solvent at such time of closure.


MANUFACTURING OF LAMP PROCESSORS. The Company intends to utilize approximately $600,000 to manufacture Lamp Processors for leasing.



DEVELOPMENT OF WSF STORAGE FACILITIES. The Company intends to utilize $300,000 of the net proceeds to lease or develop a consolidation and temporary hazardous waste storage facility in the Southwestern United States. Subsequently, the Company intends to utilize an additional $300,000 of the net proceeds to lease or develop a similar WSF in the Southeastern United States.

WORKING CAPITAL. The remaining net proceeds will be used for general working capital purposes.



As of February 11, 1997, the Company owed $262,000 to Bradley J. Buscher, its majority shareholder, pursuant to a $600,000 revolving credit promissory note, payable on demand. Although the Company and Mr. Buscher have agreed that the debt to Mr. Buscher will not be repaid from the proceeds of the offering, the Company may repay this amount from cash generated from operations or from other financing sources provided the Company's Board of Directors, excluding Mr. Buscher, determines that such repayment will not adversely affect the Company's financial condition.



The foregoing represents the Company's best estimate of its allocation of the net proceeds of this Offering, based upon the current state of its business operations, its current plans and current economic and industry conditions. These estimates are subject to change based on unanticipated levels and types of competition, adverse market trends and new business opportunities. Any material revisions in the allocation of proceeds will be made at the discretion of the Board of Directors. The Company believes the net proceeds from this Offering, together with cash generated from operations, will be sufficient to meet the Company's capital needs for at least 12 months. Pending the use of the proceeds of this Offering, the Company intends to invest the proceeds in short-term, high quality, interest-bearing instruments. If the Underwriter exercises the over-allotment option in full, the Company will realize additional net proceeds of $682,500. Such additional net proceeds will be added to the Company's working capital.


                                   DILUTION


Purchasers of the Shares offered hereby will experience an immediate substantial dilution in net tangible book value of the Shares. As of December 31, 1996, the Company's net tangible book value (deficit) was ($867,618) or ($.39) per share of Common Stock. "Net tangible book value" (deficit) per share of Common Stock represents the amount of total tangible assets of the Company less the amount of all liabilities (excluding contingent liabilities), divided by the number of shares of Common Stock outstanding. After giving effect to the issuance of 120,000 shares upon exercise of a warrant which exercise will take place upon the effectiveness of this Offering (the "Pro Forma Adjustments"), the pro forma net tangible book value (deficit) was ($732,618) or ($.31) per share. Without giving effect to any other changes in net tangible book value after December 31, 1996 and assuming the sale of 1,000,000 shares of Common Stock offered hereby and the receipt of the net proceeds of this Offering, the net tangible book value as of December 31, 1996 would have been $3,467,382 or approximately $1.03 per share. This represents an immediate increase to existing shareholders in net tangible book value of approximately $1.34 per share and an immediate dilution to new shareholders of $3.97 per share. "Dilution" represents the difference between the amount per share paid by purchasers in this Offering and pro forma net tangible book value per share of the Common Stock after this Offering.

The following table illustrates the per share dilution:





Assumed initial public offering price per Share                                 $5.00
Net tangible book value (deficit) at December 31, 1996               $(.39)
Increase in net tangible book value attributable to pro forma
 adjustments                                                           .08
Pro forma net tangible book value (deficit) at December 31, 1996      (.31)
Increase in net tangible book value attributable to new
 investors                                                            1.34
Pro forma net tangible book value after offering                                 1.03
Dilution in net tangible book value to new investors                            $3.97




The following tables summarize the differences between the Company's officers, directors and affiliated parties, existing shareholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total cash consideration paid by each group, and the average cash consideration per share of Common Stock paid by each group.



                                                                                           AVERAGE
                                                                                            PRICE
                                         SHARES PURCHASED        TOTAL CONSIDERATION      PER SHARE
                                        NUMBER      PERCENT       AMOUNT       PERCENT
Officers, directors and affiliated
 parties                               2,298,178      68.2%     $1,211,255      18.9%       $0.53
Other existing shareholders               70,919       2.1%        195,012       3.0%        2.75
New Investors                          1,000,000      29.7%      5,000,000      78.1%        5.00
Total                                  3,369,097     100.0%     $6,406,267       100%


                               DIVIDEND POLICY

The Company has never declared or paid any cash dividends on its Common Stock, and the Board of Directors presently intends to retain all earnings, if any, for use in the Company's business for the foreseeable future. Any future determination as to declaration and payment of dividends will be made at the discretion of the Board of Directors.

                             S CORPORATION STATUS

Since inception, the Company has elected to be treated for federal income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, and has been treated as an S corporation for state income tax purposes under comparable tax laws. As a result, the Company's losses through the date of termination of the Company's S corporation status (the "Termination Date") and the effective date of the offering of Common Stock hereby will for federal and state income tax purposes be included in the personal tax returns of the Company's shareholders. On the Termination Date, the Company will become responsible for payment of state and federal income tax on earnings, if any, subsequent to the Termination Date. On such date, the Company's cumulative losses will be reclassified from accumulated deficit to additional paid-in capital.

                                CAPITALIZATION


The following table sets forth the capitalization of the Company as of December 31, 1996, as further adjusted to give effect to the sale of the Shares offered hereby and the anticipated application by the Company of the proceeds therefrom.


                                                                             DECEMBER 31, 1996
                                                                                   PRO
                                                                   ACTUAL        FORMA(1)     AS ADJUSTED(2)

Long-term debt:
  Long-term debt                                                 $1,919,567     $1,919,567      $  259,567
  Subordinated debt                                                 135,000             --              --
  Total long-term debt                                            2,054,567      1,919,567         259,567
Shareholder's equity:
  Capital stock, $0.01 par value; 50,000,000 shares
   authorized; 2,249,097 shares of common stock
   issued and outstanding actual; 2,369,097 shares of common stock issued and outstanding proforma; 3,369,097 shares of common stock
   issued and outstanding as adjusted                                22,491         23,691          33,691
  Additional paid-in capital                                      1,246,649      1,380,449       4,585,003
  Accumulated deficit                                              (985,446)      (985,446)             --
  Total shareholders' equity                                        283,694        418,694       4,618,694
  Total capitalization                                           $2,338,261     $2,338,261      $4,878,261

(1) Adjusted for the effect of the exercise of a warrant for 120,000 shares of common stock at $1.125 per share with exercise price paid by cancellation of a related debt of $135,000 owed by the Company to the warrant holder.




(2) Adjusted for the effect of (i) the sale of 1,000,000 shares offered hereby and the application of the net proceeds thereof and (ii) the reclassification of the accumulated deficit to additional paid-in capital as a result of the automatic termination of the Company's S Corporation income tax status upon consummation of the offering.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONNECTION WITH THE COMPANY'S FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

The Company provides mercury waste recycling solutions to mercury waste generators of all sizes. The Company operates a mercury waste retorting facility in Union Grove, Wisconsin (the "Union Grove Retorting Facility") and a facility to recycle fluorescent and other mercury-containing lamps in Roseville, Minnesota (the "Roseville Recycling Facility"). In addition, the Company markets and sells lamp recycling equipment.

On January 4, 1996, the Company acquired substantially all of the assets and assumed certain liabilities of U.S. Environmental, Incorporated ("USE"). The USE assets acquired consisted primarily of (i) the operations of the Roseville Recycling Facility, and (ii) rights in certain equipment including the Model 2000 and the retorting equipment used at the Union Grove Retorting Facility, both of which USE co-developed with Resource Technology, Inc. ("RTI"), an unrelated party. USE and RTI equally owned the design rights of the Model 2000. RTI owns the exclusive manufacturing rights and USE owned (and sold to the Company) the exclusive sales and distribution rights of the Model 2000. In addition, USE and RTI equally owned the rights in the retorting equipment used in the Union Grove Retorting Facility. In September, 1996, the Company acquired RTI's rights in such retorting equipment used at the Union Grove Retorting Facility and affirmed the respective parties' rights in the Model 2000.

In 1995, USE's activities consisted primarily of the continued co-development with RTI of the Model 2000 and the Union Grove Retorting Facility, the full year operation of the Roseville Recycling Facility and marketing and sale of the Model 2000. In 1995, USE's revenues consisted primarily of recycling revenue from the Roseville Recycling Facility and revenue from Model 2000 sales.


In 1996, the Company's revenues consisted of recycling revenues generated from its Roseville and Union Grove facilities. The Company's activities also included: (i) the continued improvement of the Model 2000, (ii) completion of the development of the mercury retorting equipment at the Union Grove Retorting Facility, (iii) development of new lamp processing equipment, (iv) commencement of marketing strategies and (v) activities related to the organizational development of the Company including various capital raising activities.


RESULTS OF OPERATIONS


This discussion compares the results of operations of the Company from January 2, 1996, date of inception, to December 31, 1996 with USE's operations for the twelve months ended December 31, 1995. USE's operations from January 1, 1996 to January 3, 1996 are included with the Company's 1996 operations as they are not material.


Total revenues were $1,334,709 for the year ended December 31, 1996 compared to $1,548,782 for the year ended December 31, 1995. Mercury retorting revenues were $637,924 for the year ended December 31, 1996 compared to $40,177 for the year ended December 31, 1995. This significant increase is primarily due to volume increases as a result of the Union Grove Retorting Facility becoming fully operational in September, 1996. Since that time, the Company has been actively pursuing large potential customers, including national waste management companies and Fortune 500 companies. Lamp Recycling revenues were $696,785 for the year ended December 31, 1996 compared to $748,605 for the year ended December 31, 1995. The 7% decrease is primarily due to diminished volume in the first six months of 1996 as a result of the changes in utility programs to encourage energy conservation by replacement of older fluorescent lamps in Minnesota and changes in management following the Company's acquisition of USE. The Roseville Recycling Facility's revenue has been generated largely from small to mid-sized local customers. In 1996, the Company began the development of a sales force on a national level. Although the Company anticipates increased recycling revenues due to a fully operational Union Grove Retorting Facility, expansion of marketing efforts and recently obtained recycling contracts, there can be no assurance that these increased revenues will be realized.


The Company had no revenue from equipment sales for the year ended December 31, 1996 compared to $760,000 in 1995. USE sold five Model 2000s in 1995. The Company had no sales of equipment in 1996 and did not market the equipment because it was negotiating with RTI, the manufacturer of the Model 2000, to resolve RTI's rights in the Model 2000 and the Union Grove Retorting equipment. This process was completed in September, 1996. In 1997, the Company anticipates equipment sales will resume, but believes it will not be a significant revenue source in 1997. The Company is also developing a proprietary lamp processor that it plans to lease to large users of fluorescent and other mercury-containing lamps such as office towers and retail chain stores. This equipment marketing activity is expected to begin generating revenues in the second half of 1997.



For the year ended December 31, 1996, the Company had one customer that accounted for 11% of revenues. The Company believes it has not been and will not be economically dependent on this customer.


Cost of recycling revenues consists primarily of direct labor costs to process the waste and direct facility overhead costs. Cost of recycling revenue as a percent of revenue was 41% of recycling revenue in 1996 compared to 47% in 1995. The reduction in the percentage in 1996 is primarily due to increases in capacity utilization at the Union Grove Retorting Facility, which spreads more volume over the fixed costs at this facility. The Company anticipates that costs of revenues as a percent of revenue will continue to decrease in the future as anticipated increased revenues will utilize both facilities' additional capacities. Cost of equipment sales as a percent of the related sales was 0% in 1996 (due to the lack of revenue in 1996) compared to 54% in 1995.


Research and Development expense was $359,915 for the year ended December 31, 1996 compared to $124,807 for the year ended December 31, 1995. USE's development activities consisted of the development of the mercury retorting equipment for the Union Grove Retorting Facility. The Company's development activities consisted of completing the development of the continuous flow oven at the Union Grove Retorting Facility and development of new lamp processing equipment. Research and development expense for the year ended December 31, 1996 includes $200,000 allocated to purchased research and development relating to the continuous flow oven that had no alternative future use for the Company. The balance of research and development expense in 1996 consists primarily of engineering cost incurred to complete the redesign and development of this oven, which became fully operational in September, 1996. The Company expects to continue to incur costs in the development of its lamp processing equipment.



Selling, general and administrative expense was $1,219,491 or 91% of revenues for the year ended December 31, 1996 compared to $575,219 or 37% of revenues for the year ended December 31, 1995. Salaries and wages increased $406,000 as a result of the Company's development of a sales and marketing staff and the hiring of other management to support its anticipated growth. Professional and consulting fees increased $89,000 relating to the initial operating activities of the new company and the USE and RTI transactions. Depreciation and amortization expense increased $160,000 as a result of the increased basis in the acquired assets and due to the purchase of property and equipment totaling $552,000 during the year. The Company believes selling, general and administrative expense will increase in 1997 due to the continued development of a sales and marketing staff and the hiring of other management to support its anticipated growth.


Interest expense was $188,068 for the year ended December 31, 1996 compared to $11,486 for the year ended December 31, 1995. The significant increase is due to the debt incurred to finance the acquisitions of certain assets of USE and RTI and to fund Company operations.


The Company and USE elected S corporation status and, as a result, the Company's losses were allocated at the shareholder level rather than the corporate level. The pro forma provision for income taxes is calculated as if the Company and USE had been subject to corporate income taxes. Pro forma provision for income taxes was $0 for the year ended December 31, 1996 compared to $13,500 for the year ended December 31, 1995. There was no pro forma income tax expense (benefit) recorded in 1996 because, on a pro forma basis, the deferred tax assets generated in 1996 were fully reserved by a valuation allowance due to their uncertainty of realization.


LIQUIDITY AND CAPITAL RESOURCES


Since inception, the Company has incurred losses and has been dependent on debt and equity financing to fund operations and capital expenditures. The Company had no cash balance and had working capital of $197,159 at December 31, 1996. Net cash used in operating activities of $778,178 for the year ended December 31, 1996, primarily resulted from the net loss of $985,446 and an increase in accounts receivable of $339,971 offset by depreciation, amortization and the non-cash purchased research and development expenses totaling $430,956, resulting primarily from the purchase accounting. The increase in sales in the latter part of 1996 resulted in the increase in accounts receivable.


Cash flows used in investing activities were $2,052,074 for the year ended December 31, 1996, consisting primarily of payments of $1,444,125 associated with the transactions with USE and RTI and the purchase of furniture, fixtures and equipment of $551,942. The furniture, fixture and equipment purchases consisted primarily of recycling equipment and leaseholds for its recycling facilities.


As part of the transaction with USE, the Company will make payments to USE for each Model 2000 (or Model 2000B) sold by the Company (as defined in the agreement), with total payments not to exceed $460,000. There were no payments for 1996. Any contingent consideration paid under this agreement will be capitalized to goodwill and amortized over its remaining useful life.


Cash provided by financing activities consisted of proceeds from common stock issuances of approximately $769,000, issuance of $135,000 of subordinated debt, and proceeds from related party debt issuances of $2,045,000.


The Company has a $300,000 revolving credit promissory note with Bradley J. Buscher, its majority shareholder, of which $45,000 was outstanding at December 31, 1996 and $262,000 as of February 11, 1997. The note is secured by all assets of the Company and bears interest at prime plus 2%. Subsequent to year end, the availability under this facility was increased to $600,000. The Company had a $1,660,000 revolving note payable to Mr. Buscher that was replaced in December 1996 with a $1,660,000 revolving line of credit ("Revolver") with Norwest Bank Minnesota, N.A. The Revolver bears interest at 2% over prime, is secured by all the assets of the Company, is due in January 1998 and is personally guaranteed by Mr. Buscher. As of January 23, 1997, $1,660,000 of the Revolver remained outstanding. The Revolver will be repaid out of the net proceeds of this Offering and will then be terminated.


The Company has debt related to the acquisition of USE ("USE Note") of $259,567 at December 31, 1996. The USE Note bears interest at 10% and is payable in monthly interest only installments with the principal due January 1, 2001. As set forth in the note, the Company is obligated to prepay certain amounts of principal under the note from the Company's "excess cash flow" (as defined in the note).


As part of a private placement completed in September, 1996, the Company received proceeds of $135,000 of subordinated debt that bears interest at 2% over the prime rate. The Company expects that the holder of this debt will cancel the indebtedness concurrently with the effectiveness of this Offering as payment of the exercise price of a warrant to purchase 120,000 shares of Common Stock.


The Company's capital requirements will be significant for 1997 to fund operations and planned capital expenditures related to expansion of the Union Grove Retorting Facility ($875,000), the manufacture of lamp processing equipment for lease ($600,000) and to lease and develop consolidation and temporary hazardous waste storage facilities ($600,000). The Company anticipates that the net proceeds from the sale of shares offered hereby will be sufficient to fund its operations and planned expansion for at least 12 months following the Offering. If the Company's business grows more rapidly than anticipated or if anticipated revenue increases do not materialize, the Company may require additional capital more quickly. There can be no assurance that financing from this offering or any additional financing will be available at all or that, if available, such financing would be obtainable on terms favorable to the Company.



                                   BUSINESS

GENERAL

The Company provides services and products to mercury waste generators to reduce the risk of liability associated with mercury waste disposal. The Company currently operates a mercury waste retorting facility in Union Grove, Wisconsin and a facility for recycling and storing fluorescent and other mercury-containing lamps in Roseville, Minnesota. In addition, the Company markets and sells lamp recycling equipment. Retorting is a form of distillation pursuant to which mercury is removed from contaminated products via vaporization and condensation.


On January 4, 1996, the Company acquired substantially all of the assets of U.S. Environmental, Incorporated, a Minnesota-based mercury recycling company ("USE") founded in 1993 by Mark G. Edlund, the Company's President and Chief Operating Officer. USE co-developed the Model 2000 lamp recycler (the "Model 2000"), opened a mercury lamp recycling facility in Roseville, Minnesota (the "Roseville Recycling Facility") to showcase the Model 2000 and co-developed the mercury retorting equipment installed at a facility in Union Grove, Wisconsin, (the "Union Grove Retorting Facility"). Since the acquisition of USE, the Company improved the Model 2000 (hereinafter referred to as the "Model 2000B") and began development of equipment that processes mercury-containing lamps for more efficient storage and transportation that the Company intends to lease (the "Lamp Processor"). The Company has also developed a new continuous flow oven and a stationary oven utilized at the Union Grove Retorting Facility and on September 12, 1996 acquired the interests of the co-developer of the equipment located at the Union Grove Retorting Facility.


In addition to current federal and state regulations which provide strict guidelines regarding the disposal of all mercury containing products, many county and local governments have begun to strictly regulate mercury wastes due to the growing recognition of the serious health risks of mercury. Most businesses which generate mercury wastes have now recognized the large potential legal liability from the improper handling and disposal of mercury-containing wastes and are motivated to reduce potential hazardous waste liability. By offering disposal solutions for all types of mercury containing products, from mercury lamp recycling to mercury waste retorting, the Company intends to serve the entire scope of the mercury waste disposal market.



The Company's mission is to provide mercury waste recycling solutions to mercury waste generators of all sizes including, but not limited to, public utilities, manufacturers that utilize mercury in their business (e.g., measurement, control and electrical equipment industries), building managers and hazardous waste managers. The Company has provided lamp recycling or retorting services to a variety of customers including Sylvania Lighting Services, Norwest Bank, Kansas City Power & Light, Laidlaw Environmental Services, Eaton Corporation and Pennsylvania Power & Light, and has recently entered into contracts with the United States Postal Service and PBM Construction (a general contractor to the U.S. Navy). The Company believes that the mercury recycling industry has growth potential because of 1) stringent federal and state regulations governing mercury-containing products; 2) acknowledgment from businesses of the potential liability posed by mercury waste disposal; and 3) the growing recognition among the public of the health risks of mercury. In a July 1994 article published by the U.S. Environmental Protection Agency (the "EPA") titled GENERATION AND TREATMENT OF MERCURY-BEARING WASTE, the EPA identified the total potential demand for off-site retorting at 130,000 tons per year. Of this amount, the Company believes that 30,000-40,000 tons are suitable for its proprietary processing technology. In the same article, which was published prior to the development of the Union Grove Retorting Facility, the EPA estimated the retort industry capacity at 3,000 tons in 1994, the most recent year for which data is available. The Company's current retorting capacity is approximately 2,500 tons per year.



INDUSTRY

MERCURY AND ITS HAZARDS. Mercury has long been recognized as a valuable metal because of its ability to expand and contract evenly through various temperature ranges and its ability to be combined with other metals. The Company believes that mercury is presently utilized principally in three applications in the United States:

* ELECTRICAL AND ELECTRONIC APPLICATIONS, such as mercury batteries and fluorescent lamps, currently account for approximately 30% of the current usage of mercury.


* MEASUREMENT AND CONTROL INSTRUMENTS, SUCH AS THERMOMETERS AND BAROMETERS AND DENTAL APPLICATIONS, account for approximately 40% of the current usage of mercury.


* The CHLORALKALI INDUSTRY utilizes mercury as the cathode in cells which produce chlorine and caustic soda through the electrolysis of brine. This industry accounts for approximately 30% of the current usage of mercury.

In 1994, there were approximately 600 million mercury-containing lamps sold in the United States. Total mercury consumed in lamps in 1993 was approximately 42 tons. Today, approximately 12 percent of fluorescent lights being discarded each year are recycled. The remaining mercury-containing lamps are being disposed of in landfills with other non-hazardous waste or are incinerated. Once mercury is in the environment, it cannot be removed by combustion or biological process. Mercury may either seep into the soil and then possibly into the water supply or vaporize into the atmosphere and fall back to earth in the form of rain. If mercury enters a lake or river through rain or the water supply, a portion of the mercury is converted into methyl mercury by bacteria and other chemical processes. Methyl mercury then accumulates and concentrates as it moves up the food chain. Once in older and larger fish, mercury measurements can be 200,000 times higher than measurements in the same body of water. When humans and animals consume mercury contaminated fish, the methyl mercury is transferred to their tissues.

In humans, mercury poisoning affects the brain, spinal cord, kidneys and liver. Mercury affects the ability to see, taste and move and leaves a tingling sensation in the fingers and toes. Long term exposure to mercury can result in personality changes, stupor or a coma. Exposure of pregnant women to mercury can affect development of the fetal brain and nervous system resulting in children with lower intelligence, impaired hearing and poor coordination.

The United States government has taken steps to alleviate the risks from mercury poisoning including:

*  Prohibitions on the sale of fish with certain levels of mercury.

* Passage of the Clean Water Act requiring paper companies, smelters, sludge incinerators and chloralkali plants to limit the release of mercury into the water.

*  Bans on uses of mercury connected with food production.

The EPA enacted hazardous waste disposal regulations that require businesses of certain size to test fluorescent and HID lamps for mercury content prior to disposal. The regulations require that if the mercury content of lamps exceeds a certain level, then the lamps must be treated as hazardous waste. Some states, such as Florida, California, Wisconsin and Minnesota have enacted regulations more rigorous than the EPA's. Recent research by the federal and state regulatory agencies have established that almost without exception, fluorescent and HID lamps exceed the EPA toxicity threshold. Nevertheless, these regulations have not been stringently enforced by some state and local agencies charged with enforcement of such regulations.


The Company believes that federal and state governments have been slower to react to the risks posed by fluorescent lamps and other mercury-containing lamps because any individual lamp contains a relatively small amount of mercury relative to other mercury wastes and governmental agencies have recognized the difficulty of gathering widely dispersed fragile products such as fluorescent lamps. Although most fluorescent lamps are currently designated as hazardous waste by the EPA, according to an article in the October 18, 1996 volume of RCRA REPORT, a waste industry newsletter, the EPA has been requested to designate used fluorescent lamps as solid and not hazardous waste.



In addition to the disposal of fluorescent and HID lamps, the disposal of other mercury-containing products/wastes is strictly regulated under the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), which is discussed in more detail in the "Regulation" section of this Prospectus. RCRA regulates the generation, treatment, storage, handling, transportation and disposal of hazardous wastes. Nearly all mercury-containing products/wastes are classified as hazardous because they are specifically listed as a hazardous waste or exhibit certain hazardous characteristics. State and local laws also regulate mercury-containing products/wastes in a similar manner, with some state and local laws being more strict than RCRA.


HISTORICAL BACKGROUND


In 1992, Mark G. Edlund, President and Chief Operating Officer of the Company, recognized a business opportunity resulting from mercury waste management legislation and regulations. Mr. Edlund initially focused on the recovery and recycling of fluorescent lights and co-developed a concept for a machine that would separate and remove mercury contaminated calcium phosphate powder from the other components of a fluorescent lamp. Working with designers, engineers and manufacturers, Mr. Edlund and RTI co-developed the Model 2000 mercury lamp recycling machine and sold 19 Model 2000s from 1992 through 1995. While selling the Model 2000 machines, Mr. Edlund realized that USE needed a showcase lamp recycling facility to demonstrate the machine's capability. Accordingly, he opened the USA Lights mercury recycling facility in Roseville, Minnesota in April, 1993.


Mercury-laced calcium phosphate powder, a residual of the Model 2000 lamp recycling process, requires retorting to reduce the level of mercury to EPA acceptable levels. Mr. Edlund believed that existing mercury retorting facilities were expensive and, because of their slow processing methods, significantly backlogged. Utilizing the continuous flow method of retorting mercury, USE co-developed mercury retorting technology that the Company believes is significantly more efficient and faster than previously existing technology.


In January, 1996, the Company was formed by Bradley J. Buscher and Mark G. Edlund to acquire substantially all of the assets of USE. The Company paid USE $1.24 million comprised of $790,000 in cash and a $448,000 secured promissory note, which note is due on January 1, 2001 and bears interest at ten percent per year, as consideration for the purchase of USE's assets. USE is wholly-owned by Mr. Edlund.


The Company acquired USE's assets in January, 1996 but did not complete its agreement with RTI regarding RTI's rights in the Model 2000 and the equipment located at the Union Grove Retorting Facility until September, 1996. The process took longer than a usual acquisition due to co-ownership of two of USE's assets: the Model 2000 and the original retorting equipment installed at the Union Grove Retorting Facility.

The Model 2000 was co-developed with RTI beginning in 1992. Prior to the Company's acquisition of certain rights in the Model 2000, USE and RTI equally owned the design rights while RTI owned the exclusive manufacturing rights and USE owned the exclusive sales and distribution rights. USE's rights in the Model 2000 were transferred to the Company pursuant to a Distribution Rights Bill of Sale Agreement dated January 4, 1996 between the Company and USE which agreement was amended and restated on November 30, 1996 (the "Distribution Rights Agreement"). Under the Distribution Rights Agreement, the Company may become obligated to reconvey to USE the distribution rights relating to the Model 2000 if: (i) the Company stops distributing the Model 2000 prior to the time that USE has received total distribution payments of $460,000 due under the agreement (the "Total Distribution Payment"); or (ii) during any one year period, beginning with the year following September 12, 1996, before USE has earned the entire Total Distribution Payment, the Company either fails to purchase at least three Model 2000's for retail sale or the Company fails to issue distribution notes to USE evidencing distribution payments in the aggregate of at least $138,000. The Company acknowledged in the Distribution Rights Agreement that USE has granted exclusive territory rights with respect to the Model 2000 and/or rights of first refusal to purchase Model 2000s in a given area to certain parties.


To further document the Company's ownership rights to the Model 2000, the Company entered into an Amended and Restated Model 2000 Agreement dated September 12, 1996 with RTI. This agreement amends the original Model 2000 Agreement between USE and RTI, dated June 27, 1994. The Agreement acknowledges that all of USE's rights were assigned to the Company in the Distribution Rights Agreement. The agreement contains a covenant not to compete which limits the Company's ability to manufacture or distribute a fluorescent lamp recycling machine anywhere in North America, other than the Model 2000 machine, for a period of 36 months. This restriction does not apply to retort units, conveyors and lamp and bulb crushers not designed to function with or be added to the Model 2000. The Agreement does not prohibit the research and development of fluorescent lamp recycling machines. The restrictive covenants set forth above do not prohibit the Company or RTI from manufacturing, distributing and/or selling fluorescent lamp recycling devices which: (i) employ processes and means of operation which do not include any of the components of the Model 2000; or
(ii) employ processes and utilize any of the components of the Model 2000, that
(A) are less than 30 feet 6 inches or greater than 70 feet 6 inches of lineal feet of floor space (whether in a straight line or other configuration), and (B) the published/stated technical specifications for hourly processing capability are less than 2,000 lamps or more than 3,000 lamps; provided, however, that any such fluorescent lamp recycling machine (whether under (i) or (ii) above) must be in a different color than the Model 2000. The agreement also contains non-solicitation language which prohibits the parties from soliciting, interfering with or endeavoring to entice away any prospective or existing customer of the other party in connection with sales of any fluorescent lamp recycling machines. The agreement expires on September 30, 1999, or sooner under certain circumstances such as the bankruptcy of a party.

Since the acquisition of USE, the Company has refined and improved the Model 2000, creating a new model which is called the Model 2000B. The Company is the exclusive owner of all improvements embodied in the Model 2000B. The Amended and Restated Model 2000 Agreement will not prevent the Company from distributing the Model 2000B so long as the Model 2000B is manufactured from the Model 2000.


USE and RTI also co-developed the original continuous-flow mercury retorting equipment installed at the Union Grove Retorting Facility. In a Bill of Sale Agreement, dated September 12, 1996, between RTI, the Company, Donald Seiler and Michael Seiler, the Company purchased RTI's interest in the mercury distillation system at Union Grove, Wisconsin and the Union Grove Retorting Facility. Pursuant to the agreement, the Company granted RTI and its subcontractors or other agents, a non-exclusive paid-up worldwide, royalty-free license to use the processes, inventions, trademarks, trade secrets and any other necessary or desirable intellectual property with respect to the original mercury distillation system at Union Grove, Wisconsin, sufficient to enable RTI to make and sell mercury distillation equipment or systems. The license is not assignable except to successors of RTI's business. Although the license is perpetual, it does not apply to the new continuous flow technology or the stationary oven developed by the Company.


SERVICES AND PRODUCTS

The Company presently offers the following services and products:



MERCURY RETORTING. The Company expects that a significant amount of its revenue will consist of fees paid for retorting mercury waste to environmentally safe levels. Retorting is the process by which mercury is separated from the contaminated waste through the process of distilling. The Company has developed a proprietary continuous flow process which, in conjunction with its stationary retorting system, has the capability of processing over 10,000 drums of mercury debris per year and recovering approximately 99.9995% of available mercury from the processed waste. The processed waste contains less than one part per million of mercury which satisfies current federal and state environmental standards for mercury waste and requires no further treatment as hazardous waste. Mercury recovered in the retorting process is sold for a nominal price to a distiller. The Company currently ships the recovered mercury by common carrier approximately once each quarter to a mercury distiller in Chicago.


The Company's mercury retorting facility in Union Grove, Wisconsin utilizes a "continuous flow" concept developed by the Company which allows the facility to process more mercury waste in a shorter period of time than other conventional methods presently utilized. Other companies retort mercury primarily by placing 55 gallon drums filled with mercury-contaminated waste, each weighing up to 700 pounds, in a retorting oven for approximately 24 hours. Furthermore, typical retorting ovens can only hold one or two drums and need increased capacity to process more drums. The Company believes that this technology causes other retorting companies to be relatively expensive and backlogged. With a relatively heavy and dense powder such as calcium phosphate, the Company believes that retorting is more effective if the mercury-laced powder is spread out evenly during processing.


The Company's continuous flow concept automatically feeds the powder (or other granular material such as soil and items such as batteries and switches up to 3 inches in diameter) through the oven. The electrically powered oven is heated to a temperature sufficient to release the mercury from its device and vaporize it. Negative air flow pulls the vapors through a series of condensers where mercury is returned to liquid form. The air flow proceeds through two carbon filters and a wet scrubber to remove any other potential impurities resulting from the heating process. While the typical drum oven utilized by the Company's competitors may require approximately 24 hours to process mercury-laced calcium phosphate powder because of the significant amount of time required to sufficiently heat and cool large, dense drums of mercury-laced waste, the Company's continuous flow oven requires less than one hour to process the same amount of mercury-laced waste.


In addition to its new continuous flow retorting technology, the Company has developed a high capacity electrically powered stationary oven that can retort more than 12 drums simultaneously. While the Company's continuous flow oven works well with granular compounds such as powder and items less than 3 inches in diameter, the stationary oven is able to process certain larger mercury-containing items such as switches, batteries, thermostats, filters and dental amalgam.


Prior to the development of the Union Grove Retorting Facility, the EPA estimated in 1994 that the amount of mercury waste retorted annually was approximately 3,000 tons. The Company expects that the Union Grove Retorting Facility has the capacity to process over 2,500 tons of mercury waste annually. The Company expects that the Union Grove Retorting Facility will derive its business from: (1) large scale generators of mercury waste, particularly in the measurement, control and electrical equipment industries; (2) lamp recycling facilities, such as the Roseville Recycling Facility and other non-Company owned facilities across the country; (3) users of Lamp Processors; and (4) other large scale generators of mercury waste. For the year ended December 31, 1996, the Union Grove Retorting Facility has generated approximately $638,000 in revenues.



The Union Grove Retorting Facility is unable to store mercury-containing waste due to governmental regulations which cause logistical problems for the Company regarding the scheduling and delivery of mercury waste to the Union Grove Retorting Facility. Under governmental regulations, the Company currently cannot store unprocessed mercury waste at its Union Grove Retorting Facility for more than 24 hours. To address this limitation, the Company intends to utilize a portion of the net proceeds of the Offering to expand the Union Grove Retorting Facility, which expansion will include a "Part B" storage facility that has the capacity to store up to approximately 180 drums of mercury waste up to 12 months. The Company will be required to obtain a license from the State of Wisconsin to operate a Part B storage facility. No assurance can be given that such license will be obtained, or that it will be obtained in a timely manner.


WASTE STORAGE FACILITIES. As part of the Company's strategy to maximize the utilization of its Union Grove Retorting Facility by acquiring, consolidating and storing mercury waste throughout the United States, the Company intends to utilize a portion of the proceeds of the Offering to first acquire a consolidation and temporary hazardous waste storage facility ("WSF") in the Southwestern United States and later to acquire a similar WSF in the Southeastern United States. Because governmental regulations limit the amount of mercury waste that can be present at a retorting facility at any given time, many generators of mercury waste are required to store such waste in a temporary hazardous waste storage facility prior to shipment to a retorting facility or permanent hazardous waste disposal site. The Company believes that the acquisition or development of WSFs would complement the Company's business by allowing the Company to consolidate the mercury waste and schedule shipments of mercury waste to the Company's Union Grove Retorting Facility to maximize the utilization of the facility. The Company estimates that the cost to acquire or develop each 4,000 to 6,000 square foot WSF will be approximately $300,000.

MODEL 2000B. The Model 2000B retails for approximately $210,000, depending upon the modifications required by a particular purchaser. The Model 2000B has the capacity to recycle approximately 5 million fluorescent lamps annually. Fluorescent lamps are manually placed onto a conveyer belt which feeds the lamps into an enclosed machine. The Model 2000B operates under negative air flow to limit the escape of mercury vapors. The Model 2000B breaks the lamps and separates the debris into three principal components: the broken glass, the aluminum endcaps and the mercury-laced calcium phosphate powder. The powder's level of mercury exceeds federal and state guidelines for mercury and must either be retorted to remove the mercury or sent to a hazardous waste landfill with potentially harmful environmental consequences. Purchasers of the Model 2000B will be required to send the mercury-laced powder to the Union Grove Retorting Facility for at least three years following the purchase. For an additional fee, the Company also offers to purchasers of the Model 2000B the right of first refusal on new sales of the Model 2000B into the purchaser's market.


The Company and Resource Technology, Inc, an Iowa corporation ("RTI"), jointly own the design rights to the Model 2000, the predecessor to the Model 2000B, pursuant to a September 12, 1996 agreement. The Company has exclusive world-wide distribution and sales rights to the Model 2000. RTI, which has exclusive manufacturing rights to the Model 2000, manufactures the Model 2000. RTI's main facility is located in Van Meter, Iowa. Nineteen Model 2000 machines have been sold by USE, the Company's predecessor, since its development in 1992. In 1995, Model 2000s accounted for approximately 49% of USE's revenues. For the year ended December 31, 1996, the Company did not sell any Model 2000Bs because the Company was in the process of finalizing its agreement with RTI over ownership rights to the Model 2000. The Company has since increased its marketing efforts of the Model 2000B.

LAMP PROCESSOR. The Company believes that with states enforcing federal regulations or adopting even more stringent regulations, many major lamp waste generators such as utilities and large retail and manufacturing companies will be receptive to using in-house equipment to reduce handling, shipping and processing costs and to better manage safety issues. The Company intends to market its new equipment lines for recycling and processing such as the Lamp Processor to such waste generators.

Many large generators of fluorescent lamps encounter problems storing and handling fluorescent lamps given the volume of the used lamps, the risks of breakage and the potential for release of toxic mercury vapors. These large generators of fluorescent lamps may not have the volume of lamps to justify owning a Model 2000B because of its expense and high recycling capacity. To address the needs of these generators, the Company is developing the Lamp Processor which will be marketed for lease to businesses and utilities that dispose of a large volume of fluorescent lamps and desire to reduce storage and transportation costs. The Lamp Processor will reduce fluorescent lamps to a volume which is convenient for transportation and retorting. The processed fluorescent lamps would be deposited by the Lamp Processor into a drum for transporting to a mercury retorting facility such as the Union Grove Retorting Facility. The Company will require users of the Lamp Processor to use the Company's retorting services. The Company believes that leasing the Lamp Processor to its customers will, while requiring a greater capital commitment by the Company, better provide the Company with recurring monthly revenue. A portion of the proceeds of this Offering will be utilized to finance the production of the Lamp Processors.

RECYCLING FACILITIES. The Company owns and operates the Roseville Recycling Facility located in Roseville, Minnesota, a St. Paul suburb, which utilizes a Model 2000B to recycle fluorescent lamps. The approximately 6,500 square foot Roseville Recycling Facility was developed in 1993 to serve as a showcase for the Model 2000. Fluorescent lamps are primarily transported to the Roseville Recycling Facility by Company-owned trucks that pick-up fluorescent lamps directly from the Company's customers in Minnesota, western Wisconsin, northern Iowa and the eastern sections of the Dakotas. Fluorescent lamps are then processed by the Model 2000B and the mercury-laced powder is transported to the Company's Union Grove Retorting Facility for retorting. Before the glass or aluminum endcaps remaining after processing can leave the facility they must be independently tested for mercury content and pass state regulatory standards. The aluminum end caps are sent to a smelter for recycling. The glass is sent to an aggregate company for use in asphalt. The Company sends the mercury-laced calcium phosphate powder to the Union Grove Retorting Facility for retorting. Any mercury that is vaporized during the Model 2000B's lamp processing is captured in hepa and carbon filters. These filters are also sent to the Union Grove Retorting Facility for retorting.


Since beginning operations in April, 1993 through December, 1996, the Roseville Recycling Facility has recycled approximately 5.5 million lamps which is, however, substantially less than capacity. The Roseville Recycling Facility has the capacity to process approximately 7.5 million lamps annually. The Company does not presently intend to open additional recycling facilities but will continue to operate the Roseville Recycling Facility.


COMPETITION AND MARKET

The Company operates in three distinct market segments: retorting facilities, recycling equipment and recycling facilities. The Company believes that within these three markets the competition is highly fragmented with no competitor having a national presence. Therefore, the Company believes that the mercury recycling industry represents a potentially large source of revenues given recent federal and state regulations governing mercury-containing products, acknowledgment from businesses of the potential liability posed by mercury waste disposal, and the growing recognition of the health risks of mercury. A principal motivation for larger corporations to utilize the Company's services and products is the reduction of potential future hazardous waste liability.

However, the mercury recycling industry is relatively new and evolving. The demand for mercury recycling services and products is highly dependent upon governmental regulations, the federal and state enforcement of regulations and the perception by mercury waste generators of the need for the Company's services and products. Currently, demand for mercury recycling products and services is still being defined and is highly fragmented.



MERCURY RETORTING. The Union Grove Retorting Facility competes with several well established mercury retorters. Currently, the nation's leading mercury retorter is Bethlehem Apparatus, a Pennsylvania-based company that has been operating since 1955. In a February 1994 article published in HAZMAT WORLD, it was reported that Bethlehem Apparatus is in the process of developing a continuous style retorting system. To the best of the Company's knowledge, Bethlehem Apparatus is not currently operating a continuous style retorting system. Other established retorting competitors include Mercury Refining Company, Inc., a New York-based company that also has been operating since 1955 and Advanced Environmental Recycling Corporation, located in Pennsylvania. In a July 1994 article published by the U.S. Environmental Protection Agency (the "EPA") titled GENERATION AND TREATMENT OF MERCURY-BEARING WASTE, the EPA identified the total potential demand for off-site retorting at 130,000 tons per year. Of this amount, the Company believes that 30,000-40,000 tons are suitable for its proprietary processing technology. In the same article, which was published prior to the development of the Union Grove Retorting Facility, the EPA estimated the retort industry capacity at 3,000 tons in 1994, the most recent year for which data is available. The Company's current retorting capacity is approximately 2,500 tons per year.


Because the amount of mercury waste shipped each year has exceeded the retorting capacity, retorting prices are extremely high relative to landfill and incineration alternatives. The Company believes that its competitors are relatively expensive when compared to the Company and are significantly back-logged. The Company believes there is a significant market for mercury retorters and that it offers mercury waste generators a competitive alternative to landfill or incineration and a reduction in potential environmental liability.

LAMP RECYCLING EQUIPMENT. In 1994, approximately 600 million mercury-containing lamps were sold in the United States. Industry experts estimate that approximately 12% of these lamps are recycled. Total mercury consumed in lamps in 1993 was approximately 42 tons. The Company believes that the Model 2000 is the most prominent machine currently recycling lamps in the United States. The Company's major mercury recycling equipment competitor, MRT, is based in Sweden and sells mercury recycling equipment which is significantly more expensive than the Company's equipment.

LAMP RECYCLING FACILITY. Mercury lamp recycling facilities themselves are very fragmented with several mercury lamp recyclers across the country, none of which has yet established a national presence. These include Advanced Environmental Recycling Corporation/Mercury Technologies International which has facilities in California, Pennsylvania, New Jersey and Florida; Lighting Resources, with operations in Arizona, California and Indiana, and Recyclights, a Minneapolis-based firm with operations in Minnesota and Florida. Accordingly, the Company believes there is a significant market for the Lamp Processor and lamp recycling facilities.

STRATEGY

The Company's strategy for growth includes the following key elements:

* Market retorting services to high volume customers by offering price discounting. Because of the increased processing speed allowed by the continuous flow method, the Company can charge $500 to $1500 a drum, depending upon the type of mercury waste and the complexity to retort it, compared to up to $2,400 a drum frequently charged by retorters utilizing single drum stationary ovens.

* WSF's -- acquire or develop waste storage facilities to aid in the logistics of scheduling and transporting mercury waste to the Union Grove Retorting Facility. The Company believes that these WSFs will help the Company to maximize the utilization of the Union Grove Retorting Facility.

* Market retorting services by offering a means to reduce potential hazardous waste liability. The Company can reduce the waste generator's storage costs and potential liability associated with the storage and handling of mercury waste.

* Continue research and development of mercury-processing technology for use by the Company and for sale and lease.

Potential retorting customers to be solicited include public utilities, electrical contractors, hazardous waste managers, mercury lamp recyclers similar to the Roseville Recycling Facility, hazardous waste management facilities (including both final disposal and transfer and storage facilities), electrical manufacturers of lights, batteries and switches, amalgam manufacturers and chemical manufacturers.

The Company will also attempt to initiate a mercury waste collection program with hospitals, electrical contractors and dentists, in which the Company would provide self-contained disposal mailers for on-site collection and shipping to the Company's mercury recycling facilities.

MARKETING AND SALES

MARKETING. The Company must inform potential customers that the Company's mercury recycling products and services are designed to significantly eliminate potential financial liability associated with disposal of mercury-bearing materials. The Company plans to compete in each of its three primary markets with respect to price, service, product quality and the timeliness of its mercury retorting capabilities.

ADVERTISING AND PROMOTION. The Company's direct sales activities are supported by targeted direct mail activities to waste generators, waste brokers, waste transporters, permitted waste storage facilities, lighting contractors, lamp distribution organizations and various other related business entities. Due to the identifiable nature of target customers, expensive mass media advertising is not necessary. The Company also displays its products and services at various regional and national trade shows on a regular basis. The Company believes that trade shows are a very cost effective activity for the Company due to the fact it is able to promote all three of its primary sales areas simultaneously.

SALES STRATEGIES. The Company promotes its services and products through a direct sales force. The Company presently employs sales professionals from the waste industry to sell its products and services. The Union Grove Retorting Facility and the Roseville Recycling Facility each employ separate specialized technical sales managers in the areas of mercury retorting services and lamp recycling services. The Company has also established a sales office in Phoenix, Arizona to market and sell the Company's products and services.

A Model 2000B purchaser potentially becomes a long-term mercury retort services customer who will be sending the Company mercury-bearing lamp powder recovered during lamp recycling. The Company realizes immediate revenue from the sale of lamp recycling equipment and potential long term revenue from the on-going retorting of that buyer's mercury waste from lamp recycling. The Company anticipates that the long term revenue from retorting services for a successful lamp recycler will exceed the immediate lamp equipment sale income.

In a similar manner, a customer who recycles lamps may become a customer for mercury retorting of other wastes or a purchaser of lamp processing equipment. Due to the on-going generation of waste material by Company customers, the sales and marketing efforts benefit substantially from the ability to utilize a building block approach.

RESEARCH AND DEVELOPMENT


Research and development expense was $359,915 for the year ended December 31, 1996 and $124,807 for the year ended December 31, 1995. The 1996 expense includes $200,000 of purchased research and development expense related to the acquisition of certain assets of USE. In order to stay technologically competitive, the Company must continue development of leading edge mercury processing technology which would include the development of the next generation of lamp recycling equipment.


REGULATION

INTRODUCTION. The Company is currently subject to extensive and evolving federal, state and local environmental laws and regulations that have been enacted in response to technological advances and increased concern over environmental issues. These regulations not only strictly regulate the conduct of the Company's operations but are also related directly to the demand for many of the services offered by the Company.

The regulations affecting the Company are administered by the EPA and various other federal, state and local environmental, zoning, health and safety agencies. The Company believes that its facilities are currently in compliance with all applicable federal, state and local laws, permits, orders and regulations. The Company believes there will continue to be increased regulation, legislation and regulatory enforcement actions related to the hazardous waste and recycling industry. As a result, the Company attempts to anticipate future regulatory requirements and to plan accordingly to remain in compliance with the regulatory framework.

In order to develop and operate a fluorescent lamp processing facility, a mercury recycling facility or other hazardous waste related facilities, the Company must typically go through several governmental review processes in order to obtain one or more permits/licenses, zoning or other land use approvals. Obtaining these permits/licenses and zoning or land use approvals is difficult, time consuming and expensive and is often opposed by various local elected officials and citizens' groups. Once obtained, operating permits generally must be periodically renewed and are subject to fees, modification and revocation by the issuing agency.

The Company's operating facilities are subject to a variety of operational, monitoring, site maintenance, closure, and financial assurance obligations which change from time to time and which could give rise to increased capital expenditures and operating costs. In connection with the Company's expansion of its existing facility or any future expansions, it is often necessary to expend considerable time, effort and money in complying with the governmental review and permitting process necessary to maintain or increase operational capacity. Governmental authorities have broad power to enforce compliance with these laws and regulations and to obtain injunctions or impose civil or criminal penalties in the case of violations. In the ordinary course of operating its fluorescent lamp processing and mercury recycling facility, the Company has from time to time received notices from regulatory authorities that is operations may not be in total compliance with certain applicable environmental laws and regulations. Upon receipt of any notices, the Company has cooperated with the authorities in an attempt to resolve the issues raised by such notices and has corrected the problems to the satisfaction of the authorities. Failure to correct problems to the satisfaction of the authorities could lead to curtailed operations, fines and penalties or even closure of Company facilities.

In order to transport hazardous wastes, it is necessary for the Company to possess one or more permits/licenses from state or local authorities. These permits must be periodically renewed and are subject to fees, modification and revocation by the issuing agency. The Company, as a transporter of hazardous waste, is subject to strict hazardous waste transportation guidelines under federal and state Department of Transportation (DOT) regulations. The Company currently is licensed to transport hazardous wastes in the states of Minnesota, Wisconsin and North Dakota. The Company is governed by both the Hazardous Materials and Federal Motor Carrier Safety Regulations contained in Title 49 of the Code of Federal Regulations. An accident during the transportation of hazardous waste or the failure to comply with any DOT regulation could expose the Company to liability. An unsatisfactory transportation rating from the DOT would severely limit the Company's ability to transport hazardous waste.

The principal federal, state and local statutes and regulations applicable to the Company's various operations are reviewed in part as follows:

THE RESOURCE CONSERVATION AND RECOVERY ACT (RCRA) OF 1976, AS AMENDED. RCRA regulates the generation, treatment, storage, handling, transportation and disposal of hazardous waste. All current facilities are governed by RCRA regulations. RCRA divides solid waste into two groups, hazardous and nonhazardous. Wastes are generally classified as hazardous if they (i) either
(a) are specifically included on a list of hazardous wastes or (b) exhibit certain hazardous characteristics and (ii) are not specifically designated as nonhazardous. Wastes classified as hazardous under RCRA are subject to much stricter regulation than wastes classified as nonhazardous.

The EPA regulations issued under Subtitle C of RCRA impose a comprehensive "cradle to grave" system for tracking the generation, transportation, treatment, storage and disposal of hazardous wastes. The Subtitle C regulations provide standards for generators, transporters and disposers of hazardous wastes, and for the issuance of permits for sites where such material is treated, stored or disposed. Subtitle C imposes detailed operating, inspection, training and emergency preparedness and response standards, as well as requirements for manifesting, record keeping and reporting, facility closure and financial responsibilities. These regulations require the Company to demonstrate financial assurance for sudden and nonsudden pollution occurrences and for future facility closure costs. The Company believes that its hazardous waste transportation activities and its facilities comply in all material respects with the applicable requirements of Subtitle C of RCRA.

THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT (CERCLA) OF 1980, AS AMENDED. CERCLA established a regulatory and remedial program intended to provide for the investigation and cleanup of facilities from which there has been, or is threatened, a release of any hazardous substance into the environment. CERCLA's primary mechanism for remedying such problems is to impose strict joint and several liability for cleanup of facilities on current owners and operators of the site, former owners and operators of the site at the time of the disposal of the hazardous substances, as well as the generators of the hazardous substances and the transporters who arranged for disposal or transportation of the hazardous substances. The costs of a CERCLA investigation and cleanup can be very substantial. Liability under CERCLA does not depend upon the existence or disposal of "hazardous waste" as defined by RCRA, but can also be founded upon the existence of even very small amounts of the more than 700 "hazardous substances" listed by the EPA, many of which can be found in household waste. If the Company were to be found to be a responsible party for a CERCLA cleanup, the enforcing authority could hold the Company, or any other generator, transporter or owner or operator of the facility, completely responsible for all investigative and remedial costs even if others may also be liable. CERCLA also authorizes the imposition of a lien in favor of the United States upon the real property subject to, or affected by, a remedial action for all costs for which a party is liable. CERCLA provides a responsible party with the right to bring legal action against other responsible parties for their allocable share of investigative and remedial costs. The Company's ability to get others to reimburse it for their allocable share of such costs would be limited by the Company's ability to find other responsible parties and prove the extent of their responsibility and by the financial resources of such other parties. CERCLA requires the EPA to establish a national priorities list of sites at which hazardous substances have been or are threatened to be released into the environment. Because the Company participates in the hazardous waste industry, it bears an enhanced risk of being deemed a responsible party for hazardous waste clean-up.

THE CLEAN AIR ACT OF 1976, AS AMENDED. The Clean Air Act provides for regulation, through state implementation of federal requirements, of the emission of air pollutants from any operating facility. The Clean Air Act Amendments of 1990 broadened the scope of the law to control air pollution from additional and often smaller industries. Federal and state air quality regulations may apply to any facility emitting something into the air. The amount of air pollution released generally determines whether compliance is necessary with air quality regulations. Any of the Company's facilities that have air emissions are in some way governed by federal and state air emission regulations, compliance agreements or permits and licenses. Some of the Company's facilities have air emissions that are governed by federal and state air emission regulations, compliance agreements or permits and licenses. Failure to comply with air emission standards at any of the Company's facilities could have a severe impact on the Company ability to operate that facility. Failure to correct the air emission problems could lead to curtailed operations, fines and penalties or even closure of the Company facility. The inability to operate a facility could have a material adverse effect on the Company's financial condition and results of operation.

THE OCCUPATIONAL SAFETY AND HEALTH ACT OF 1970. The Occupational Safety and Health Act of 1970, as amended, authorizes the Occupational Safety and Health Administration (OSHA) to promulgate occupational safety and health standards. Several of these standards apply to many of the operations at all Company facility locations. OSHA regulations set standards for employee protection, including medical surveillance, the use of respirators, protective clothing, hearing protection and personal protective equipment. OSHA specifies a maximum permissible exposure level for hazardous materials, including mercury. Company employees are required to receive hazardous waste training which includes training to respond to an accidental spill or release of a hazardous material during processing, recycling or transportation activities. Failure to comply with OSHA standards could lead to fines or penalties. The inability to immediately correct a serious problem could lead to curtailed operations or even closure until the problem is corrected.

EMERGENCY PLANNING AND COMMUNITY RIGHT-TO-KNOW ACT OF 1986 (SARA TITLE III). This free-standing law is designed to address concerns about the effect of chemical releases on communities. Section 312 contains community right-to-know provisions that grant local emergency response personnel and the general public access to information on chemicals present in local facilities. Local participation varies, however, any of the Company's facilities may be subject to this law and may also be subject to penalties for noncompliance. Company facilities may be subject to this law and may also be subject to penalties for noncompliance.

TOXIC SUBSTANCES CONTROL ACT (TSCA) OF 1976. The act established a system for identifying and evaluating environmental and health effects of existing chemicals and any new substances entering the U.S. market. TSCA provides for regulation of chemical substances and mixtures which present an unreasonable risk of injury or health to the environment. As part of its business, the Company may handle and/or transport substances (Polychlorinated Biphenyls --
PCBs) subject to TSCA regulations. The Company's Roseville Lamp Recycling facility is currently subject to these regulations since it transports, consolidates, stores and ships PCBs for recycling. Failure to comply with any of the handling, storage, record keeping or transportation requirements could lead to fines or penalties for the Company.

STATE AND LOCAL REGULATIONS. Each state in which the Company currently operates, or may operate within in the future, has laws and regulations governing the generation, storage, treatment, recycling, handling, transportation and disposal of solid and hazardous waste. States also regulate water and air pollution and, in most cases, the siting, design, operation, maintenance and closure of hazardous waste management facilities for any of the activities previously stated. These regulations are in addition to the federal regulations and state regulations may be even more restrictive than the federal regulations. Failure to comply with any of the regulations could subject the Company to curtailed operations, fines and penalties or even closure of Company facilities.

Within Minnesota, the primary responsibility for environmental programs is shared by the Minnesota Pollution Control Agency (MPCA) and the Minnesota Attorney General's Office. The MPCA is responsible for developing environmental regulations, issuing permits, investigating violations of environmental requirements and initiating administrative enforcement actions. The Company's Roseville Lamp Recycling Facility is subject to all of Minnesota's hazardous waste regulations and rules. The Company has entered into a Facility Compliance Agreement with the MPCA because there is currently no legislation which grants the MPCA the authority to license/permit this type of facility. The Facility Compliance Agreement sets standards under which the facility must operate. The Attorney General is responsible for investigating criminal violations of environmental laws, representing the MPCA in administrative hearings and initiating civil judicial enforcement actions.

In Wisconsin, the primary responsibility for environmental programs rests with the Wisconsin Department of Natural Resources ("DNR"). The DNR is responsible for developing environmental regulations, issuing permits, investigating violations of environmental requirements and initiating administrative actions. DNR environmental regulations are contained within the Wisconsin Administrative Code. The Union Grove Retorting Facility is subject to all of the DNR's environmental regulations.

In addition to state regulations, counties and municipalities may issue operating licenses or permits to operate Company facilities. Failure to comply with these requirements may also result in curtailed Company operations, fines and penalties or even closure of Company facilities. The Company's Roseville Lamp Recycling Facility is located in Ramsey County and some programs at the facility are regulated by the county. The Special Hazardous Waste Program is licensed and regulated by Ramsey County which has been granted authority by the MPCA to regulate such program.

Many counties and municipalities also have ordinances, local laws and environmental regulations affecting the Company's operations. These include zoning and health measures that limit any type of hazardous waste management facility to specified sites or activities. There has been an increasing trend at the state and local level to mandate and encourage waste reduction at the source and to provide waste recycling and limit or prohibit the disposal of certain types of solid wastes in landfills.

Many states including Wisconsin and Minnesota, have programs that require investigation and cleanup of sites containing hazardous materials in a manner comparable to CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites and some provide for the imposition of liens on property owned by responsible parties.

INTELLECTUAL PROPERTY


The Company has no patents on its Model 2000B lamp recycler, the Lamp Processor or on its retorting technology. There is significant risk that third parties will independently develop similar technology. Although the Company has applied to the United States Patent and Trademark Office for protection of certain aspects of its technology relating to the Model 2000B, the Lamp Processor and its retorting equipment, no assurance can be given that patent protection will be obtained. There is also no assurance that any of the Company's intellectual property rights will be enforceable, even if patented or registered, against any prior users of similar intellectual property or that the Company will be successful in defending itself against a third party claiming that the Company's technologies violates an existing patent. Any such claim, with or without merit, could also be time consuming and costly to defend.


EMPLOYEES


As of January 24, 1997 the Company employed 18 persons, 6 of whom served in executive and administrative capacities, 6 served in facilities sales and operations management, and 6 in hourly positions. No employee is covered by a collective bargaining agreement, and the Company has never experienced an organized work stoppage, strike or labor dispute. The Company considers relations with its employees to be satisfactory.


FACILITIES AND EQUIPMENT


Effective January, 1997 the Company's corporate headquarters are located in Mankato, Minnesota. The Company leases approximately 1,600 square feet of office space at a rent of $1,250 per month, which rent is subject to increase in year three of the lease, pursuant to a lease expiring in January, 2001. The Company also leases approximately 2,000 square feet of office space in St. Paul, Minnesota at a rent of $2,338 per month pursuant to a lease expiring in March, 1998. The 6,500 square foot Roseville Recycling Facility, is leased at a current rent of $2,028 per month pursuant to a lease expiring in March, 1998. The Roseville Recycling Facility has a recycling capacity of 7.5 million lamps and operated at approximately 25 percent of capacity in 1996. The 8,000 square foot Union Grove Retorting Facility is leased at a current rent of $2,800 per month pursuant to a lease expiring in February, 2000. The Union Grove Retorting Facility has a retorting capacity of 2,500 tons and operated at approximately eight percent of capacity in 1996. Substantially all of the Company's assets secure indebtedness owed to Norwest Bank Minnesota, N.A., Capital Partners, Ltd and Bradley J. Buscher. See "Certain Transactions."



The Company is considering consolidating its St. Paul office facility and its Roseville Recycling Facility in a single facility in the Minneapolis/St. Paul area. The potential consolidation is in the investigative stage and there are no definite plans for such consolidation.



LEGAL PROCEEDINGS

The Company is not a party to any material litigation and is not aware of any threatened litigation that would have a material adverse effect on its business.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information with respect to each of the directors and executive officers of the Company:


NAME                   AGE                   POSITION(S) HELD

Bradley J. Buscher     41    Chairman of the Board, Chief Executive Officer, Chief
                             Financial Officer and Director

Mark G. Edlund         43    President, Chief Operating Officer, Secretary,
                             Treasurer and Director


Donald J. Wodek        46    Executive Vice President-Operations, Legal and
                             Regulatory Affairs

Alan R. Geiwitz        45    Director

Joel H. Gottesman      48    Director

Robert L. Etter        51    Director

Frank L. Farrar        67    Director




BRADLEY J. BUSCHER has been Chairman of the Board and Chief Executive Officer of the Company since its inception. Mr. Buscher has also been the Chairman and Chief Executive Officer of Bankers American Capital Corp., a privately held merchant banking company, since 1993. From 1981 to 1994, Mr. Buscher was President and Chief Executive Officer of American Bancshares, a multi-bank holding company, and from 1976 to 1981 he served as Vice President of American Bancshares. From 1986 to 1994, Mr. Buscher was also Chief Executive Officer of American Banks, a subsidiary of American Bancshares. Mr. Buscher also served as Chief Executive Officer of Eagle Insurance Agencies, Inc., a full line property, casualty, life, health and crop insurance agency, from 1987 to 1994. In February, 1994, American Bancshares, its subsidiary American Banks, and Eagle Insurance Agencies, Inc. were purchased by First Bank Systems. From 1993 to the present, Mr. Buscher has served as the managing general partner of BRB Development, LLC, a commercial and retail land development company. Mr. Buscher also holds various other managing positions in private investment partnerships. Mr. Buscher is a director, Vice President and Treasurer of the Mankato State University Foundation, is chairman of the Investment Committee of the Foundation, and is a member of the Foundation's Executive Committee. He has served as a director of the Foundation since 1990. Mr. Buscher is the immediate past chairman of the Mankato State University College of Business Board of Advisors.


MARK G. EDLUND has been President and Chief Operating Officer and a Director of the Company since its inception. From 1993 to January, 1996, Mr. Edlund served as President of U.S. Environmental, Incorporated, which sold substantially all of its assets to the Company. From 1987 to 1992, Mr. Edlund was President of Professional Resources International, Inc., a manufacturer and retailer of ophthalmic products. Prior to forming Professional Resources International, Inc., Mr. Edlund was Chief Operating Officer for Midwest Vision Center, a Minnesota based retailer of ophthalmic products and services.


DONALD J. WODEK has been Executive Vice President-Operations, Legal and Regulatory Affairs since January, 1997. From June, 1994 to March, 1997, Mr. Wodek has and will serve as District Manager of the Hennepin Conservation District, a local unit of government which manages environmental programs in Hennepin County, Minnesota. From May, 1992 to June, 1994, he served as General Counsel and Environmental Manager for Dynex Industries, Inc., a corporation which manages, transports and recycles hazardous wastes. From September, 1991 to May, 1992, Mr. Wodek was in the private practice of law handling environmental and employment matters. From May, 1990 to September, 1991, he served as Assistant General Counsel for the Space Center Company, a real estate management corporation. From September, 1985 to April, 1990, he served as Director of Health and Safety of the Metropolitan Waste Control Commission, the agency which manages all of the sewers and related facilities for the Minneapolis/St. Paul metropolitan area. From January, 1980 to August, 1985 he served as Director of Western Operations of Cleveland-Cliffs, a world-wide mining corporation. From January, 1979 to January, 1980, he served as Administrator of Health and Safety of Cleveland-Cliffs Western Division. From March, 1977 to January, 1979, Mr. Wodek served as Quality Control Chemist of Cleveland-Cliffs.


ALAN R. GEIWITZ has been a Director of the Company since September, 1996. Mr. Geiwitz has been President and Director of Orion Financial Corp. since 1982. Orion Financial Corp. provides middle market corporate financial assistance including merger and acquisition, debt and equity placements and direct investments to a variety of public and private companies. Prior to forming Orion Financial Corp., Mr. Geiwitz was Vice President and Manager of a commercial lending division of Norwest Bank Minnesota, N.A. which handled manufacturing, wholesale and leasing companies. Mr. Geiwitz is also a member of the Board of Directors of Midwest Financial Services, Inc., a commercial finance company, BMD Company, Inc., a re-manufacturer and distributor of parts for agricultural equipment, and Southwest Capital Corporation, a publicly traded corporation with no current operations.



JOEL H. GOTTESMAN, has been a Director of the Company since January, 1996. Mr. Gottesman has been Senior Vice President, General Counsel and Secretary of Green Tree Financial Corporation, a diversified financial services company, since September, 1995. Prior thereto, from 1983 through September, 1995, Mr. Gottesman was a shareholder of Briggs & Morgan, P.A., and served as the firm's Treasurer and on its Board of Directors. Mr. Gottesman practiced law in the areas of corporate finance, securities and mergers and acquisitions. Mr. Gottesman also served as an early-round investor for and served on the Board of Directors of Information Advantage, Inc., a software development company operating in the data warehousing market.


ROBERT L. ETTER, a certified public accountant, has been a Director of the Company since May, 1996. Mr. Etter has been a shareholder and Executive Board Member of Wolf, Etter and Co., Certified Public Accountants since 1973. Mr. Etter heads the firm's financial institutions department for tax, auditing and consulting. Prior to 1973, Mr. Etter was with the Internal Revenue Service.



FRANK L. FARRAR has been a Director of the Company since January 1997. Mr. Farrar has been Chairman of the following companies since 1983: (i) Beresford Bancorporation, Inc., a South Dakota thrift holding company (ii) Capital Bancorporation, Inc., a South Dakota bank holding company and (iii) Uptown Bancorporation, Inc., an Illinois bank holding company. Mr. Farrar has also been Chairman of Fulda Bancorporation, a Minnesota bank holding company since 1986. From 1970 to 1983, Mr. Farrar owned and operated several banks. From 1969 to 1970, Mr. Farrar was the Governor and from 1962 to 1968, he was the Attorney General of South Dakota. From 1962 to 1968, he was the State Attorney for Marshall County, South Dakota and during 1967, he served as a Marshall County judge.




KEY EMPLOYEES


James Cornwell, the General Manager of the Union Grove Retorting Facility, has been with the Company since January, 1996. Mr. Cornwell has over 7 years of experience in all areas associated with hazardous materials including experience in regulatory management, project management, and waste recycling and disposal. From September, 1994 to January, 1996, Mr. Cornwell served as General Manager of the Union Grove Retorting Facility for U.S. Environmental, Incorporated. From July 1993 to August 1994, Mr. Cornwell served as the General Manager of Superior Lamp Recycling, a flourescent lamp recycling division of Superior Services. From November 1991 to July 1993, Mr. Cornwell served as the Regional Sales Manager for Superior Services, a full service environmental firm managing hazardous and solid waste through recycling, disposal, remediation and reuse.



Steven A. Rush, the Facility Manager at the Union Grove Retorting Facility, has been with the Company since January, 1996. From November, 1995 to January, 1996, Mr. Rush was Facility Manager of the Union Grove Retorting Facility for U.S. Environmental, Incorporated. From March, 1995, to November, 1995, Mr. Rush was an Environmental Consultant for Braun Intertec, an environmental engineering and consulting firm. From November, 1991 to March, 1995, Mr. Rush served as Project Manager and Emergency Response Manager for Superior Services.



Thomas Kimmel, the General Manager of the Roseville Recycling Facility, has been with the Company since July, 1996. Mr. Kimmel has worked in the hazardous waste recycling industry for the past 7 years. From November, 1995 to July, 1996, Mr. Kimmel was Sales Manager for ABB Service, Inc., one of the world's largest electrical engineering firms. From September, 1990 to November, 1995, Mr. Kimmel was employed by Dynex Industries, Inc., an electrical service and hazardous waste recycling company, in several capacities including Marketing Development Manager responsible for setting up lamp and PCB recycling facilities for the company.

EXECUTIVE COMPENSATION


The following table sets forth all cash compensation paid by the Company for the period from January 2, 1996 (inception) through December 31, 1996 to the Company's Chairman and Chief Executive Officer:


                                                                           ANNUAL
                                                                        COMPENSATION
NAME OF INDIVIDUAL                       POSITION                          SALARY
Bradley J. Buscher   Chairman of the Board, Chief Executive Officer and     0(1)
                     Chief Financial Officer



(1) Pursuant to a Management Consulting Agreement with Bankers American Capital Corporation ("BACC"), a Minnesota corporation wholly-owned by Bradley J. Buscher, the Company pays $10,000 to Bankers Capital on a monthly basis for certain consulting and administrative services provided to the Company. See "Certain Transactions."

EMPLOYMENT AGREEMENTS



In January of 1997, the Company entered into an employment agreement with Bradley J. Buscher pursuant to which Mr. Buscher serves the Company as Chief Executive Officer. The Company or Mr. Buscher may each terminate the Agreement upon 90 days written notice following the first year term of the agreement. Mr. Buscher will receive an annual salary of $60,000 and a cash performance bonus for the Company's 1997 fiscal year in an amount equal to four percent (4%) of the Company's pre-tax income for the 1997 fiscal year in excess of Five Hundred Thousand Dollars ($500,000) up to a maximum bonus of One Hundred Seventy-Five Thousand Dollars ($175,000). Pursuant to the agreement, Mr. Buscher may not disclose confidential information about the Company and has agreed not to compete with the Company for a one year period after any termination of employment.

In January of 1996, the Company entered into an employment agreement with Mark Edlund pursuant to which Mr. Edlund serves the Company as President and Chief Operating Officer. The Company or Mr. Edlund may each terminate the agreement upon ninety days notice. Mr. Edlund currently receives an annual base salary of $90,000. Pursuant to the agreement, Mr. Edlund may not disclose confidential information about the Company and has agreed not to compete with the Company for a five-year period after any termination of employment.



In January of 1997, the Company entered into an employment agreement with Donald
J. Wodek pursuant to which Mr. Wodek serves the Company as Executive Vice President-Operations, Legal and Regulatory Affairs. Mr. Wodek will perform services on a part time basis until March 1, 1997. The Company or Mr. Wodek may each terminate the agreement upon ninety days written notice following the first year term of the agreement. As of March 1, 1997, Mr. Wodek will receive an annual salary of $80,000 with an additional compensation of $20,000 if he is employed with the Company at the end of 1997. Mr. Wodek will also receive a $7,000 bonus on March 1, 1997, and will receive a $400 a month car allowance. Pursuant to the agreement, Mr. Wodek may not disclose confidential information about the Company and may not compete with the Company for a one-year period after any termination of employment. Contingent upon the effectiveness of this offering, the Company has also granted to Mr. Wodek an option to purchase 35,000 shares of the Company's Common Stock at $2.75 per share which shares vest over a five year period which option was approved by a majority of the shareholders excluding officers, directors, employees and their spouses. The exercise price was negotiated on an arm's length basis.



STOCK OPTION AND COMPENSATION PLAN

In September 1996, the Company adopted a Stock Option Plan (the "Plan"), pursuant to which options and other awards to acquire an aggregate of 185,500 shares of the Company's Common Stock may be granted. Stock options, stock appreciation rights, restricted stock, other stock and cash awards may be granted under the Plan.


The Plan is administered by a stock option committee (the "Stock Option Committee") consisting of Alan R. Geiwitz, Joel H. Gottesman and Robert L. Etter, which has the discretion to determine the number and purchase price of shares subject to stock options, which may not be below 85% of the fair market value of the Common Stock on the date granted, the term of each option, and the time or times during its term when the option becomes exercisable. As of the date of this Prospectus, options aggregating 145,000 shares of Common Stock have been granted to certain employees of the Company.


BOARD OF DIRECTORS

Each of the Company's directors has been elected to serve until the next annual meeting of shareholders. The Company's executive officers are appointed annually by the Company's directors. Each of the Company's directors continues to serve until his or her successor has been designated and qualified. Non-employee Directors currently receive $250 for each meeting attended.

                             CERTAIN TRANSACTIONS


In January 1996, the Company issued to Bradley J. Buscher, Chief Executive Officer and Chairman of the Company, a secured revolving credit note authorizing the Company to borrow up to $2,000,000 from Mr. Buscher for working capital purposes. The largest aggregate amount of such indebtedness outstanding under such note since January 2, 1996 was $1,885,000. A portion of this revolving credit note was assigned to various parties and exchanged for stock and was accordingly replaced with a similar revolving credit note in the amount of $1,660,000, dated September 16, 1996. Such debt accrued interest at a adjustable rate of 2% above the prime rate. Interest was payable each quarter with the principal being due on January 1, 2001. The note was secured by all of the Company's tangible and intangible assets. On December 4, 1996 the $1,660,000 revolving credit note held by Mr. Buscher was paid in full with proceeds from a $1,660,000 revolving line of credit ("Revolver") with Norwest Bank Minnesota, N.A. The Revolver bears interest at 2% over prime, is secured by all the assets of the Company, is due in January, 1998 and is personally guaranteed by Bradley
J. Buscher, the Company's majority shareholder. The Revolver will be repaid out of the net proceeds of this Offering and will be terminated. As of January 23, 1997, $1,660,000 of the Revolver remained outstanding.


In September, 1996, Mr. Buscher assigned a total of $114,600 of the original amount of the revolving credit note to the 1996 Irrevocable Trust of Bradley J. Buscher ($50,000), Joel Gottesman ($51,000), Robert L. Etter ($6,800) and to an employee of the Company ($6,800 ). Mr. Gottesman and Mr. Etter are directors of the Company. All of these amounts were then exchanged for the Company's Common Stock based upon a Common Stock price of $.50 per share. Mr. Buscher converted $225,400 of the revolving credit note into 450,800 shares of the Company's Common Stock. The Board of Directors established the conversion price at the fair value of the Company's Common Stock.

Mr. Buscher agreed to loan the Company $300,000 pursuant to a demand note facility (the "Buscher Note"). The largest aggregate amount of indebtedness outstanding under the Buscher Note since January 2, 1996 was $300,000. As of February 11, 1997, $262,000 was outstanding under such note. The loan was originally used to purchase RTI's interest in the Union Grove Retorting Facility and is now used for working capital purposes . The Buscher Note accrues at a adjustable rate of 2% above the prime rate. Interest is payable monthly and the principal amount of the note is payable on demand by Mr. Buscher. The note is secured by all of the Company's tangible and intangible assets. Subsequent to year end, the borrowing availability under this facility was increased to $600,000.




The Company owed USE approximately $448,257 pursuant to a secured note made in connection with the Company's purchase of substantially all of USE's assets. This amount was reduced by $28,690 in September, 1996 due in part to uncollectible accounts receivable purchased by the Company from USE. The note was subsequently assigned to Capital Partners, Ltd, a Florida corporation wholly owned by Mark Edlund, which then assigned an interest equal to $160,000 in the note to Mark Edlund. Mr. Edlund subsequently converted his $160,000 note into 320,000 shares of the Company's Common Stock. The Board of Directors established the conversion price at the fair value of the Company's Common Stock. As of December 31, 1996, $259,567 is still owed to Capital Partners, Ltd. The debt on the note accrues interest at the rate of 10% per annum and interest is payable monthly. The principal amount of such note is due on January 1, 2001. As set forth in the note, the Company is obligated to prepay certain amounts of principal under the note from the Company's "excess cash flow" (as defined in the note). All amounts owed under the note may become immediately due at Capital Partner, Ltd.'s discretion: 1) if the Company suspends business or becomes insolvent or bankrupt, 2) if the Company terminates Mr. Edlund's employment with the Company, 3) if Mr. Edlund becomes disabled or incompetent or 4) upon the death of Mr. Edlund. The note is secured by all of the Company's tangible and intangible assets. Capital Partners, Ltd. has entered into a Subordination Agreement with Bradley J. Buscher whereby the debt owed by the company to Capital Partners, Ltd. is subordinate to the debt owed by the company to Mr. Buscher.



The Company may also become indebted to USE pursuant to an Amended and Restated Distribution Rights Bill of Sale Agreement ("Distribution Rights Agreement") for certain amounts in connection with the on-going sale of the Model 2000B and other mercury recycling equipment. The maximum indebtedness due USE under the agreement is $460,000 (the "Total Distribution Payment"). The exact amount depends upon the number of Model 2000B units and other mercury recycling equipment sold by the Company. Such amount due will be evidenced by a note(s) between the Company and USE which note(s) will bear interest at 10% with interest due monthly and the principal due January 4, 2001. As set forth in the note, the Company is obligated to prepay certain amounts of principal under the note from the Company's "excess cash flow" (as defined in the note). The note is secured by all of the Company's tangible and intangible assets.

The Company and Bankers American Capital Corporation, a corporation wholly-owned by Bradley J. Buscher ("BACC"), entered into a management consulting agreement on January 4, 1996 (the "Management Consulting Agreement"), pursuant to which BACC provides certain management, accounting and other administrative services to the Company for $10,000 per month. The Management Consulting Agreement terminates in January, 1999. In January of 1996, the Company reimbursed BACC $53,000 for out-of-pocket costs incurred by BACC in connection with the acquisition of USE.



The Company is a party to a Shareholder Agreement with Mark G. Edlund, the President and Chief Operating Officer of the Company and a director of the Company, and Mr. Buscher. Pursuant to the agreement, the Company and/or Mr. Buscher have the following rights and obligations: (i) the right of first refusal on all common stock transfers by Mr. Edlund; (ii) the right but not the obligation, to call any or all shares of common stock of Mr. Edlund after January 4, 2001; and (iii) the right but not the obligation, to call any or all shares of common stock of Mr. Edlund on the occurrence of certain other events. The purchase price pursuant to the agreement is the fair value of the common stock at the date of the transaction. The Company currently has no key man insurance on Mr. Buscher and a $2 million key man insurance policy on Mr. Edlund. This Agreement will terminate upon the effectiveness of this offering.



In September, 1996, the Company borrowed $135,000 of subordinated debt from Orion Financial Corp. Money Purchase Plan which entity is for the sole benefit of and controlled by Alan R. Geiwitz. The loan bears interest at 2% over the prime rate and matures on September 25, 1998. In connection with such loan, Orion Financial Corp. Money Purchase Plan received warrants to purchase 120,000 shares of the Company's Common Stock at $1.125 per share. The Company expects that the loan will be canceled concurrently with the effectiveness of this Offering as payment of the exercise price of the warrant for the purchase of 120,000 shares of Common Stock. The terms of this transaction were negotiated on an arm's length basis.


After the Offering, Bradley J. Buscher, Mark G. Edlund, Alan R. Geiwitz, Joel
H. Gottesman and Frank L. Farrar, as holders of warrants to purchase 116,180, 54,237, 140,339, 925 and 1,541 shares of Common Stock, respectively, will be entitled to certain rights to cause the Company to register the sale of the shares issuable upon exercise of such warrants under the Act. See "Description of Securities -- Sales Eligible for Future Sale."


Effective January, 1997, the Company leases its corporate office space pursuant to a lease between the Company and American Building Properties Inc., a company owned substantially by Bradley J. Buscher, Chairman of the Board, Chief Executive Officer, Chief Financial Officer and a shareholder of the Company. The lease is for 1,600 square feet at $1,250 per month, which rent is subject to increase in year three of the lease and expires in January, 2001. The lease rate approximates the fair market value of the property.


The Company believes that all prior transactions between the Company and its officers, directors or other affiliates of the Company were on terms no less favorable than could have been obtained from unaffiliated third parties on an arm's length basis. All future transactions and loans, and any forgiveness of loans, with officers, directors or shareholders holding more than 5% of the company's outstanding Common Stock, or affiliates of any such persons, will be made for bona fide business purposes, will be on terms no less favorable than could be obtained from an unaffiliated third party, and will be approved by a majority of the independent outside directors who do not have an interest in the transactions.


                            PRINCIPAL SHAREHOLDERS


The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of the date of this Prospectus, as adjusted to give effect to the issuance of the securities offered hereby, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) each executive officer of the Company, and (iv) all executive officers and directors of the Company as a group. Unless otherwise indicated, each of the following persons has sole voting and investment power with respect to the shares of Common Stock set forth opposite their respective names. The address of directors and executive officers is 302 North Riverfront Drive, Mankato, Minnesota 56001




                                                                                        PERCENT
                                                                 SHARES OF       PRIOR TO      AFTER
NAME                                                           COMMON STOCK      OFFERING     OFFERING



Bradley J. Buscher                                              1,257,890(1)       50.6%        36.1%
Mark G. Edlund                                                    674,237(2)       27.8         19.7
Alan R. Geiwitz                                                   260,339(3)       10.9          7.7
Joel H. Gottesman                                                 213,835(4)(5)     9.0          6.3
Robert L. Etter                                                   113,600(5)        4.8          3.4
Frank L. Farrar                                                    19,723(6)           *            *
All executive officers and directors as a group (7
 persons)                                                       2,439,624(7)       95.2         68.5




*Less than one percent.

(1) Includes 116,180 shares issuable upon exercise of warrants.

(2) Includes 54,237 shares issuable upon exercise of warrants.

(3) Includes 20,339 shares issuable upon exercise of warrants.

(4) Includes 925 shares issuable upon exercise of warrants.

(5) Includes 100,000 shares held as co-trustee of an irrevocable trust for the benefit of Bradley J. Buscher's children.

(6) Includes 1,541 shares issuable upon exercise of warrants.

(7) Includes 193,222 shares issuable upon exercise of warrants.



                          DESCRIPTION OF SECURITIES

The Company's authorized capital stock consists of 50,000,000 undesignated shares, $.01 par value per share. After the closing of this Offering, there will be issued and outstanding 3,369,097 shares of Common Stock (if the Underwriter's over-allotment option is not exercised).

COMMON STOCK

There are no preemptive, subscription, conversion or redemption rights pertaining to the Common Stock. The absence of preemptive rights could result in a dilution of the interest of existing shareholders should additional shares of Common Stock be issued. Holders of the Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of assets legally available therefor, and to share ratably in the assets of the Company available upon liquidation. The Company's Board of Directors does not intend to declare dividends and presently intends to return all earnings, if any, for use in the Company's business for the foreseeable future.


Each share of Common Stock is entitled to one vote for all purposes and cumulative voting is not permitted in the election of directors. Accordingly, the holders of more than 50% of all of the outstanding shares of Common Stock can elect all of the directors. Significant corporate transactions such as amendments to the articles of incorporation, mergers, sales of assets and dissolution or liquidation require approval by the affirmative vote of the majority of the outstanding shares of Common Stock. Other matters to be voted upon by the holders of Common Stock normally require the affirmative vote of a majority of the shares present at the particular shareholders' meeting. The Company's directors and officers as a group beneficially own approximately 95% of the outstanding Common Stock of the Company. Upon completion of this Offering, such persons will beneficially own approximately 69% of the outstanding shares (approximately 66% if the Underwriter's over-allotment option is exercised in full). See "Principal Shareholders." Accordingly, such persons will continue to be able to substantially control the Company's affairs, including, without limitation, the sale of equity or debt securities of the Company, the appointment of officers, the determination of officers' compensation and the determination whether to cause a registration statement to be filed. There are 18 holders of record of the Company's Common Stock as of the date of this Prospectus.

The rights of holders of the shares of Common Stock may become subject in the future to prior and superior rights and preferences in the event the Board of Directors establishes one or more additional classes of Common Stock, or one or more additional series of Preferred Stock. The Board of Directors has no present plan to establish any such additional class or series.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this Offering, there will be 3,369,097 shares of Common Stock issued and outstanding (3,519,097 if the Underwriter's over-allotment option is exercised in full). The shares purchased in this Offering will be freely tradeable without registration or other restriction under the Securities Act of 1933, as amended (the "Act"), except for any shares purchased by an "affiliate" of the Company (as defined in the Act).

All the currently outstanding shares were issued in reliance upon the "private placement" exemptions provided by the Act and are deemed restricted securities within the meaning of Rule 144 ("Restricted Shares"). Restricted Shares may not be sold unless they are registered under the Act or are sold pursuant to an applicable exemption from registration, including an exemption under Rule 144. 2,369,097 Restricted Shares will become eligible for sale on various dates in 1998 assuming all of the other requirements of Rule 144 have been satisfied.

In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) including persons deemed to be affiliates, whose restricted securities have been fully paid for and held for at least two years from the later of the date of issuance by the Company or acquisition from an affiliate, may sell such securities in broker's transactions or directly to market makers, provided that the number of shares sold in any three month period may not exceed the greater of 1% of the then-outstanding shares of Common Stock or the average weekly trading volume of the shares of Common Stock in the over-the-counter market during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about the Company. After three years have elapsed from the later of the issuance of restricted securities by the Company or their acquisition from an affiliate, such securities may be sold without limitation by persons who are not affiliates under the rule. The Securities and Exchange Commission is currently reviewing a proposal to amend Rule 144 to reduce the period of time restricted securities must be held.


In connection with this Offering, certain officers and directors of the Company have agreed to escrow a portion of their shares for three years or until (i) the Company meets certain earnings requirements established by the State of Minnesota, or (ii) the State of Minnesota determines that the escrow agreement is no longer necessary. A total of 2,246,402 shares of Common Stock will be subject to escrow.


In general, under Rule 701 of Regulation F as currently in effect, any employee, consultant or advisor of the Company who purchases shares from the Company by exercising a stock option outstanding on the date of the Offering is eligible to resell such shares 90 days after the date of the Prospectus in reliance on Rule 144, but need not comply with certain restrictions contained in Rule 144, including the holding period requirement. As soon as practicable after the Offering, the Company intends to register 185,500 shares of Common Stock that are reserved for issuance under the Stock Option Plan. See "Management." After the effective date of such registration statement, shares issued upon exercise of outstanding options would generally be eligible for immediate resale in the public market, subject to vesting under the applicable option agreements.

Following this Offering, the Company cannot predict the effect, if any, that sales of the Common Stock or the availability of such Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales by existing shareholders of substantial amounts of Common Stock could adversely affect prevailing market prices for the Common Stock if and when a public market exists. The Company and its directors, executive officers and 5% shareholders have agreed that they will not sell, grant any option for the sale of, or otherwise dispose of any shares of Common Stock for 365 days after the Effective Date without the prior written consent of the Underwriter.

Subject to certain limitations and customary cutbacks as reasonably determined by any underwriter, if at any one time prior to the end of the two-year period following complete exercise of any warrant or September 2001, whichever occurs earlier, the Company proposes to register any of its Common Stock under the Securities Act, the Company will provide each of the holders of warrants to purchase an aggregate of 320,771 shares of Common Stock with the opportunity, pursuant to piggyback registration rights, to participate in such public offering.

MINNESOTA ANTI-TAKEOVER LAW

The Company is governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.


INDEMNIFICATION AND WAIVER OF DIRECTOR LIABILITY



The Minnesota Statutes provide that officers and directors of the Company have the right to indemnification from the Company for liability arising out of certain actions. Such indemnification may be available for liabilities arising in connection with this offering. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to such indemnification provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


The Company has adopted in its Articles of Incorporation a provision which limits personal liability for breach of the fiduciary duty of its director to the extent provided by Chapter 302A of the Minnesota Statutes. Such provision eliminates the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director's duty of loyalty to the Company, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct, liability based on payments of improper dividends, liability based on violations of state securities laws, and liability for acts occurring prior to the date such provision was added.


TRANSFER AGENT AND REGISTRAR


Norwest Bank Minnesota, N.A. is the transfer agent and registrar for the Common Stock.



                                 UNDERWRITING

Under the terms and subject to the conditions contained in the Underwriting Agreement, dated the effective date of this offering, Equity Securities Trading Co., Inc. (the "Underwriter") has agreed to purchase from the Company and the Company has agreed to sell to the Underwriter an aggregate of 1,000,000 shares of Common Stock.

The Underwriting Agreement provides that the Underwriter will be obligated to purchase, subject to the terms and conditions set forth therein, all of the shares of Common Stock being sold pursuant to the Underwriting Agreement (other than the shares covered by the over-allotment option) if any of the shares being sold pursuant to the Underwriting Agreement are purchased.

The Company has been advised by the Underwriter that the Underwriter proposes to offer the 1,000,000 Shares at a Price to Public of $5.00 per share and to certain selected dealers at such price less usual and customary commissions. After the initial public offering, the Price to Public and commissions to dealers may be changed by the Underwriter. The Underwriter does not intend to confirm sales to any account over which it has discretionary authority.


In the Underwriting Agreement, the Company and the Underwriter have agreed to indemnify each other against certain liabilities under the Securities Act of 1933, as amended (the "Act"), or to contribute to payments which the Underwriter may be required to make in respect thereof.


The Company has granted to the Underwriter an option, exercisable by the Underwriter within 45 days after the date of this Prospectus, to purchase up to an additional 150,000 Shares at the Price to Public, less the Underwriting Discount shown on the cover page of this Prospectus. This option may only be exercised in whole or in part, but only for the purpose of covering any over-allotments in the sale of the 1,000,000 Shares offered hereby.

The Company has agreed to pay the Underwriter a nonaccountable expense allowance of 2% of the aggregate Total Price to Public of the Shares offered hereby, including any Shares purchased pursuant to the over-allotment option, if exercised.

The Company has agreed to sell to the Underwriter, for nominal consideration, a warrant to purchase 100,000 shares of Common Stock of the Company at a price per share equal to 120% of the per Share Price to Public (the Underwriter's Warrant"). The Underwriter's Warrant is exercisable commencing one year from the date of this Prospectus and for a period of four years thereafter. The Underwriter's Warrant contains anti-dilution provisions providing for appropriate adjustments on the occurrence of certain events. The Underwriter's Warrant also provides certain demand and participatory rights to the require registration of the shares underlying the Underwriter's Warrant under the Act. The Underwriter's Warrant will be restricted from sale, transfer, assignment or hypothecation except to persons who are both officers and shareholders of the Underwriter. Any profits realized by the Underwriter upon the sale of the Underwriter's Warrant or the securities issuable upon exercise thereof may be deemed to constitute additional underwriting compensation.


The Company's directors, executive officers and 5% shareholders have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of one year from the date of this Prospectus without the prior written consent of the Underwriter.


The Company has granted the Underwriter a right of first refusal to act as underwriter or finder in connection with all future equity or long-term debt financing of the Company for a period of three (3) years from the effective date of this Offering; provided that such right of first refusal shall not apply to long term debt financing obtained from any bank or insurance company.


At the request of the Company, up to five percent of the Shares offered hereby (the "Designated Shares") may be reserved for sale to persons designated by the Company. The price of the Designated Shares will be the Price to Public set forth on the cover of this Prospectus.


Prior to this Offering, there has been no public market for the shares. Consequently, the Price to the Public was determined through negotiation between the Company and the Underwriter and bears no relation to the Company's current earnings, book value, net worth or financial statement criteria of value. The factors considered in determining the Price to the Public, in addition to prevailing market and general economic conditions, included the history of, and prospects for, the industry in which the Company principally competes, the historical results of operations of the Company, the experience of the Company's management, the Company's earnings prospects and other related factors. There can be no assurance that the price at which the shares will sell in the public market after this Offering will not be lower than the initial Price to Public.


The foregoing is a summary of the material provisions of the Underwriting Agreement and the Underwriter's Warrant. Copies of such documents have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

                                LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for the Company by Maslon Edelman Borman & Brand, a Professional Limited Liability Partnership, Minneapolis, Minnesota ("Maslon"). Partners in Maslon benefically own 9,862 shares of Common Stock. Certain legal matters relating to the sale of the shares of Common Stock will be passed upon for the Underwriter by Fredrikson & Byron, P.A., Minneapolis, Minnesota.

                                   EXPERTS


The financial statements for the year ended December 31, 1995 of USE and of the Company for the year ending December 31, 1996 included herein have been audited by McGladrey & Pullen, LLP, independent auditors, as stated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said report.


                            ADDITIONAL INFORMATION


The Company is not a reporting company under the Securities Exchange Act of 1934, as amended. The Company has filed with the Washington, D.C. Office of the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 under the Act with respect to the Common Stock offered hereby. This Prospectus filed as a part of the Registration Statement does not contain all of the information contained in the Registration Statement and the exhibits thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to such Registration Statement including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract, agreement or other documents are not necessarily complete, and in each instance, reference is made to such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and exhibits may be inspected without charge and copied at the Washington office of the Commission, 450 Fifth Street, N.W., Washington, DC 20549, and copies of such material may be obtained at prescribed rates from the Commission's Public Reference Section at the same address. In addition, the Commission maintains a Web site that contains reports, proxy and information regarding registrants, such as the Company, that file electronically with the Commission. The address of this Web site is: http://www.sec.gov.

The Company intends to furnish to its shareholders annual reports containing audited financial statements.

                        MERCURY WASTE SOLUTIONS, INC.
                         INDEX TO FINANCIAL STATEMENTS


Independent Auditor's Report                                                   F-2

Balance Sheet as of December 31, 1996                                          F-3

Statements of Operations for the Years Ended December 31, 1995 and 1996        F-4

Statement of Shareholders' Equity for the Year Ended December 31, 1996         F-5

Statements of Cash Flows for the Years Ended December 31, 1995 and 1996        F-6

Notes to Financial Statements                                                  F-7




                         INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Mercury Waste Solutions, Inc.
Mankato, Minnesota



We have audited the accompanying balance sheet of Mercury Waste Solutions, Inc. as of December 31, 1996, and the related statements of operations, shareholders' equity, and cash flows for the year then ended, and the statements of operations and cash flows of the Company's predecessor, U.S. Environmental, Inc. (USE), for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercury Waste Solutions, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the year then ended, and USE's results of operations and cash flows for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

McGLADREY & PULLEN, LLP


Minneapolis, Minnesota
January 22, 1997



                        MERCURY WASTE SOLUTIONS, INC.
                                BALANCE SHEET
                              DECEMBER 31, 1996
                             ASSETS (NOTES 3 AND 4)




Current Assets
  Accounts receivable, less allowance for doubtful accounts of $10,000 (Note 9) $  381,064
  Prepaid expenses                                                                  34,119
    TOTAL CURRENT ASSETS                                                           415,183
Property and Equipment, at cost
  Leasehold improvements                                                            95,860
  Furniture, fixtures and equipment                                                150,430
  Plant equipment                                                                  663,792
                                                                                   910,082
  Less accumulated depreciation                                                    103,032
                                                                                   807,050
Other Assets
  Deferred offering costs                                                          118,908
  Cash restricted for closure (Note 6)                                              74,132
  Acquired equipment and facility rights, net of accumulated
     amortization of $40,000                                                       360,000
  Goodwill, net of accumulated amortization of $87,924                             791,312
                                                                                 1,344,352
    TOTAL ASSETS                                                                $2,566,585
                            LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Related party demand note (Note 4)                                            $   45,000
  Accounts payable                                                                 113,922
  Accrued expenses                                                                  59,102
    TOTAL CURRENT LIABILITIES                                                      218,024
Long-Term Liabilities
  Long-term debt (Note 4)                                                        1,919,567
  Closure fund (Note 6)                                                             10,300
  Subordinated debt (Note 7)                                                       135,000
                                                                                 2,064,867
Commitments and Contingencies (Notes 6 and 7)


Shareholders' Equity (Notes 7 and 8)
 Common stock, $0.01 par value; 2,249,097 shares issued and outstanding             22,491
 Additional paid-in capital                                                      1,246,649
 Accumulated deficit                                                              (985,446)
                                                                                   283,694
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                  $2,566,585



See Notes to Financial Statements.

                        MERCURY WASTE SOLUTIONS, INC.
                           STATEMENTS OF OPERATIONS


                                                      YEAR ENDED
                                                      DECEMBER 31,         YEAR ENDED
                                                           1995           DECEMBER 31,
                                                     (PREDECESSOR)            1996

Revenues (Note 9):
  Recycling revenue                                   $   788,782        $ 1,334,709
  Recycling equipment sales                               760,000                 --
    TOTAL REVENUES                                      1,548,782          1,334,709
Cost of revenues:
  Recycling                                               371,849            552,681
  Equipment                                               411,506                 --
    TOTAL COST OF REVENUES                                783,355            552,681
    GROSS PROFIT                                          765,427            782,028
Operating expenses:
  Research and development (Note 3)                       124,807            359,915
  Selling, general and administrative                     575,219          1,219,491
                                                          700,026          1,579,406
    OPERATING INCOME (LOSS)                                65,401           (797,378)
Interest expense                                           11,486            188,068
    NET INCOME (LOSS)                                 $    53,915        $  (985,446)
Pro Forma Data (Note 5):
  Net income (loss), as reported                      $    53,915        $  (985,446)
  Pro forma provision for income taxes (Note 5)            13,500                 --
    PRO FORMA NET INCOME (LOSS)                       $    40,415        $  (985,446)
  Loss per share                                                         $     (0.40)
  Weighted average number of common and common
   equivalent shares outstanding                               --          2,455,313




See Notes to Financial Statements.




                        MERCURY WASTE SOLUTIONS, INC.
                      STATEMENT OF SHAREHOLDERS' EQUITY
     PERIOD FROM JANUARY 2, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1996


                                                                           ADDITIONAL                       TOTAL
                                                     COMMON STOCK           PAID-IN      ACCUMULATED    SHAREHOLDERS'
                                                  SHARES       AMOUNT       CAPITAL        DEFICIT          EQUITY
Balance, January 2, 1996 (Date of Inception)            --     $    --     $       --     $      --       $      --
  Initial capitalization (Note 7)                1,000,000      10,000        271,250            --         281,250
  Conversion of debt to equity (Note 7)          1,000,000      10,000        490,000            --         500,000
  Issuance of common stock in September,
   1996, net of stock issuance costs of
   $2,127 (Note 7)                                 120,000       1,200        131,673            --         132,873
  Issuance of common stock in November, 1996
   (Note 7)                                        129,097       1,291        353,726            --         355,017
  Net loss                                              --          --             --      (985,446)       (985,446)
Balance, December 31, 1996                       2,249,097     $22,491     $1,246,649     $(985,446)      $ 283,694




See Notes to Financial Statements.


                        MERCURY WASTE SOLUTIONS, INC.
                           STATEMENTS OF CASH FLOWS


                                                       YEAR ENDED
                                                       DECEMBER 31,         YEAR ENDED
                                                           1995             DECEMBER 31,
                                                       (PREDECESSOR)           1996
Cash Flows From Operating Activities
  Net income (loss)                                    $    40,415        $  (985,446)
  Adjustments to reconcile net income (loss) to
   net cash provided by (used in) operating
   activities:
    Depreciation                                            65,814            103,032
    Amortization                                                --            127,924
    Purchased research and development                          --            200,000
    Provision for doubtful accounts                         29,000             33,400
    Changes in assets and liabilities, net of
     effects of business acquisition:
      Accounts receivable                                  (11,562)          (339,971)
      Prepaid expenses                                      (7,276)           (34,119)
      Accounts payable                                      (6,190)            57,920
      Accrued expenses                                      85,950             59,102
      Customer deposits                                     40,000                 --
       NET CASH PROVIDED BY (USED IN) OPERATING
        ACTIVITIES                                         236,151           (778,158)
Cash Flows From Investing Activities
  Purchase of furniture, fixtures, and equipment          (244,350)          (551,942)
  Acquisition of business (Note 3)                              --         (1,444,125)
  Increase in restricted cash                               (1,698)           (56,007)
       NET CASH USED IN INVESTING ACTIVITIES              (246,048)        (2,052,074)
Cash Flows From Financing Activities
  Net proceeds from issuance of common stock                    --            769,140
  Proceeds from related party long-term debt                    --          2,000,000
  Proceeds from long-term debt                               7,022          1,660,000
  Payments on related party long-term debt                      --         (1,660,000)
  Net proceeds on related party demand note                     --             45,000
  Proceeds from issuance of subordinated debt                   --            135,000
  Increase in excess of outstanding checks over
   bank balance                                            104,125                 --
  Distribution to shareholder                             (158,640)                --
  Deferred offering costs                                       --           (118,908)
       NET CASH PROVIDED BY (USED IN) FINANCING
        ACTIVITIES                                         (47,493)         2,830,232
       DECREASE IN CASH AND CASH EQUIVALENTS               (57,390)                --
Cash and cash equivalents:
  Beginning                                                 57,390                 --
  Ending                                               $        --        $        --
Supplemental Disclosures of Cash Flow
 Information
 Cash payments for interest                            $    11,486        $   168,078
Supplemental Schedule of Noncash Investing and
 Financial Activities
  Issuance of common stock upon conversion of
   long-term debt
   (Note 7)                                            $        --        $   500,000
  Closure fund liability capitalized in property
   and equipment                                                --             10,300



See Notes to Financial Statements.

                        MERCURY WASTE SOLUTIONS, INC.
                        NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES


NATURE OF BUSINESS AND BASIS OF PRESENTATION: Mercury Waste Solutions, Inc. (the Company) is in the business of providing mercury waste recycling solutions to mercury waste generators of all sizes. As discussed in Note 3, the Company was incorporated on January 2, 1996 for the purposes of acquiring substantially all of the assets of U.S. Environmental, Inc. (USE or Predecessor) on January 4, 1996. The accompanying financial statements reflect the Company's operations since inception and USE's operations for 1995. In addition, USE's operations from January 1, 1996 to January 3, 1996 are included with the Company's 1996 operations as they are not material.


The Company offers the following services and products:

* LAMP RECYCLING: The Company owns and operates a recycling facility in Roseville, Minnesota (Roseville Facility) that utilizes proprietary equipment to recycle mercury-containing fluorescent lamps.

* MERCURY WASTE RETORTING: The Company operates a mercury waste retorting facility in Union Grove, Wisconsin (Union Grove Facility) that utilizes proprietary equipment (continuous flow and stationary ovens) to process mercury containing waste and the residual powder from the fluorescent lamps.


* EQUIPMENT SALES AND LEASING: The Company intends to offer certain of its recycling equipment for sale or lease. There were no equipment sales or leasing activity in 1996. In 1995, USE generated revenues from sales of equipment of $760,000.


A summary of the Company's significant accounting policies follows:


ACCOUNTING ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.


REVENUE RECOGNITION: Recycling revenue is recognized in the period when the waste is collected and processed. Processing is complete when the mercury waste is recycled to the point where it is no longer hazardous waste. The Company has no significant obligations relating to the disposal of the waste after it has been processed. Revenue from equipment sales is recognized upon shipment to the customer.



WARRANTY: The Company intends to provide a warranty on recycling equipment sales. The Company provides for estimated normal costs at the time of sale and for costs associated with unusual problems at the time of their existence and such amounts are determinable.



LOSS CONTINGENCIES: From time to time, the Company may be subject to contingent liabilities in the ordinary course of business. The Company records a liability related to a loss contingency at the time the loss is probable and can be reasonably estimated.


RESEARCH AND DEVELOPMENT COSTS: Expenditures for research and development are charged to operations as incurred.

DEPRECIATION AND AMORTIZATION: Depreciation and amortization are provided using the straight-line method based on the estimated useful lives of individual assets over the following periods:


                                                YEARS


Furniture, fixtures, and equipment       3 - 7
Leasehold improvements                   Life of lease
Aquired equipment and facility rights    10
Goodwill                                 10




NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)




In accordance with Statement of Financing Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, the Company reviews its long-lived assets and goodwill related to those assets periodically to determine potential impairment by comparing the carrying value of the long-lived assets and identified goodwill with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value (estimated discounted future cash flows) of the long-lived assets and identified goodwill.

Goodwill not identified with impaired assets would continue to be evaluated to determine whether events or circumstances warrant revised estimates of useful lives pursuant to APB Opinion No. 17. To date, management has determined that no impairment of long-lived assets and goodwill exists.



PRO FORMA LOSS PER COMMON AND COMMON EQUIVALENT SHARE: The pro forma net loss per common and common equivalent share is based upon the weighted average number of common and common equivalent shares outstanding during each period. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock issued and stock options and warrants granted with exercise prices below the assumed initial public offering price during the 12-month period preceding the date of the initial filing of the registration statement have been included in the calculation as if they were outstanding for all periods presented. Pro forma loss per share information has only been provided for the Company.


INCOME TAXES: Net income (loss) of the Company and USE are reported in the individual income tax returns of the shareholders under provisions of Subchapter S of the Internal Revenue Code. As described in Note 7, the Company is filing a registration statement for the sale of 1,000,000 shares of its common stock to the public. Upon completion of this sale, the Company's income tax status will change and the Company will be required to pay income taxes on its earnings subsequent to the date it becomes publicly owned, including deferred taxes existing at the time that the S corporation status terminates. At that time, the Company will adopt Statement of Financial Accounting Standards No. 109, "ACCOUNTING FOR INCOME TAXES". Deferred income taxes resulting from temporary differences arising prior to termination will be recorded as a component of current income tax expense in the period of adoption. Although this amount is not currently known, if the Company's S Corporation status were terminated effective December 31, 1996, the net deferred tax assets would be approximately $94,000, subject to the need to record a valuation allowance.

The pro forma adjustment to reflect income taxes in the accompanying statement of income is for information purposes only and has been calculated based on the estimated effective tax rate in each year, assuming the Company had been subject to corporate income taxes.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The following methods and assumptions were used to estimate the fair value of each class of financial instruments:


RESTRICTED CASH: The carrying amount approximates fair value.



SHORT AND LONG-TERM DEBT: The fair value of the short and long-term debt is estimated based on interest rates for the same or similar debt offered to the Company having the same or similar remaining maturities and collateral requirements. The carrying value of the short and long-term debt approximates fair value.


NOTE 2. CORPORATE LIQUIDITY



Management believes that the Company's liquidity is dependent upon raising adequate capital to fund anticipated capital expenditures and operations until profitability is achieved. Subsequent to year end, the Company increased the availability under its demand note facility with its majority shareholder (See
Note 4) from $300,000 to $600,000 and plans to raise additional capital from an initial public offering of its common stock (see Note 7). The Company believes that the borrowing availability under the demand note facility and the capital anticipated to be received from the initial public offering, along with anticipated revenue increases, will provide adequate liquidity to fund operations for at least twelve months after the offering. If the public offering is unsuccessful, the Company plans to adjust its capital expenditure and operational plans accordingly and believes the availability under the demand note facility will provide adequate capital for 1997. In addition, if the offering is unsuccessful, the Company believes it will be able to renew its revolving bank line of credit (See Note 4) that is due on January 1, 1998.


NOTE 3. ACQUISITION



On January 4, 1996, the Company acquired substantially all of the assets of USE, consisting primarily of (i) the operations at the Roseville Facility, and (ii) rights in certain lamp recycling equipment (the Model 2000) and the mercury retorting equipment at the Union Grove Facility (continuous flow oven), both of which it had co-developed with Resource Technology, Inc. (RTI), an unrelated party. USE and RTI equally owned the design rights of the Model 2000. RTI owned the exclusive manufacturing rights and USE owned the exclusive sales and distribution rights of the Model 2000. In addition, USE and RTI equally owned the rights in the mercury retorting equipment at the Union Grove Facility. In September, 1996, the Company acquired RTI's rights in the mercury retorting equipment at the Union Grove facility and affirmed the respective parties' rights in the Model 2000 for $400,000.


Prior to the settlement with RTI, there were no formal agreements governing the co-development activities between USE and RTI or the respective parties rights in the equipment at the Union Grove Facility. However, there was an oral agreement between USE and RTI regarding the rights at the Union Grove Retorting Facility, but this agreement was never legally formalized and RTI did not significantly participate in the financing development and operation of the related business activities. As a result, USE had complete operating control of the facility and had all of the related risks of ownership. Due to the nature of this relationship, RTI was treated as a vendor as opposed to an ownership partner for accounting purposes. Payments to RTI for the purchase of certain equipment totaled approximately $132,000 in 1995. The Company assumed the complete operating control of the facility upon the acquisition of USE and, other than the settlement, had no transactions with RTI in 1996. As a result, the financial statements of USE and the Company reflect all revenues and expenses of the Union Grove Facility.



The above acquisition was accounted for as a purchase. The purchase price is summarized as follows:




Cash paid to USE                                 $  790,000
Note payable to USE                                 419,567
Cash paid to RTI                                    400,000
Direct acquisition costs, consisting of
 legal, environmental audit and consulting fees     254,125
    TOTAL                                        $1,863,692





The purchase price was allocated as follows:




Current assets and restricted cash    $   92,618
Property and equipment                   335,652
Purchased research and development       200,000
Aquired equipment and facility rights    400,000
Goodwill                                 879,236
Less liabilities assumed                 (43,814)
    TOTAL                             $1,863,692




The purchase price allocation includes all equipment at the Roseville and Union Grove Facilities. The amounts allocated to (i) property and equipment were based 68% on the fair value of the acquired assets and 32% based on the historical cost basis of the seller, since such person is a shareholder in the new company (see Note 7), and (ii) purchased research and development were based on the Company's estimated replacement cost of certain recycling equipment development activities acquired that had no alternative future use to the Company.


As part of the transaction with USE, the Company will make payments to USE for each Model 2000 (or 2000B) sold by the Company (as defined in the agreement), with total payments not to exceed $460,000. There were no payments for 1996. Any contingent consideration paid under this agreement will be capitalized to goodwill and amortized over its remaining useful life. There will be no carryover basis accounting with respect to any payments made under this agreement.

As a part of the transaction with RTI, the Company entered into an agreement that affirmed the respective parties rights in the Model 2000 equipment. The term of the agreement is for three years and provides for fixed pricing for the purchase of the equipment by the Company from RTI. RTI is also granted the right to receive 30% of all royalties, if any, received by the Company from the sale of the equipment to its customers. The Company currently has no outstanding royalty arrangements.


Unaudited pro forma revenues and pro forma net loss for USE for the year ended December 31, 1995, as though the acquisition had occurred as of January 1, 1995 were approximately $1,549,000 and $486,000, respectively.


NOTE 4. SHORT AND LONG-TERM DEBT



The Company has a $300,000 demand note facility with its majority shareholder, of which $45,000 is outstanding at December 31, 1996. The note is secured by all assets of the Company and bears interest at the prime rate plus 2% (10.25% at December 31, 1996). Subsequent to year end this facility was increased to $600,000 with similar terms.

Long-term debt consisted of the following:




 $1,660,000 revolving line of credit to bank, interest payable at prime plus 2%
 (10.25% at December 31, 1996), due in monthly installments of interest only with the outstanding principal due January 1, 1998, or upon completion of an initial public offering, secured by all assets of the Company and guaranteed by
 the Company's majority shareholder. (1)                                           $1,660,000

10% note payable to related party (formerly USE), due in
 monthly installments of interest only with the principal due
 January 1, 2001, secured by all assets of the Company(2)                             259,567
                                                                                   $1,919,567




(1) On December 4, 1996, the Company replaced its $1,660,000 revolving line of credit with its majority shareholder with this revolving line of credit.

(2) Principal payments may be made on this note before maturity to the extent that excess cash flow, as defined in the agreement, is achieved by the Company. The note may also become due under certain events as defined in the agreement including termination of employment in certain circumstances, death, or disability of the related shareholder. The Company does not anticipate any principal payments on this note within the next year, unless there is a successful initial public offering of the Company's common stock. Accordingly, this obligation has been recorded as a long-term liability (See
    Note 7).



Interest expense to related parties totalled $174,834 for the year ended December 31, 1996.



NOTE 5. PRO FORMA INCOME TAXES


The components of pro forma deferred tax assets at December 31, 1996 are as follows:



                               1996

Intangible amortization      $ 92,000
Accrued expenses                2,000
Less valuation allowance      (94,000)
                             $     --



The pro forma deferred tax assets include a valuation allowance of $94,000 to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. There are no deferred tax assets related to net operating losses as these losses accrue to the individual shareholders due to the Company's S Corporation tax status.

The pro forma income tax benefit (expense) differed from the statutory federal rate as follows:


                                                       1995          1996


Statutory rate applied to income (loss) before tax   $18,100      $(345,000)
Income taxes at lower rates                           (4,600)            --
Net operating losses not utilized                         --        345,000
                                                     $13,500      $      --




NOTE 6. COMMITMENTS AND CONTINGENCIES


OPERATING LEASES: The Company leases its office, warehouse and certain equipment under non-cancellable operating leases with unrelated third parties. Certain facility leases require that the Company pay a portion of the real estate taxes, maintenance, utilities, and insurance.


Approximate future minimum rental commitments, excluding common area costs, under these non-cancelable operating leases are:


 YEARS ENDING DECEMBER 31,
1997                        $131,000
1998                          89,000
1999                          55,000
2000                          21,000




Rental expense, including common areas costs, was approximately $99,000 and $144,000 for the year ending December 31, 1995 and 1996, respectively.




Subsequent to year end, the Company entered into a lease for office space with a related party substantially owned by the Company's majority shareholder. The lease calls for monthly rent of $1,250, subject to an increase in year three of the lease, and expires in January, 2001. Management believes rental payments under this lease approximate amounts that would be payable to unrelated third parties for similar facilities.



CONSULTING AGREEMENT: The Company has a consulting agreement effective through January 1999 with a related party 100% owned by the Company's majority shareholder. The consulting fees are $10,000 per month. Consulting expense for the year ended December 31, 1996 totaled $120,000. In addition, the Company reimbursed the related party $53,000 related to the acquisition of USE, which was expensed in 1996. The Company believes these fees materially approximate the amounts which would have been paid to unrelated parties for these services.


CLOSURE FUND: State environmental laws require that the Company provide assurance funds that would be available to cover processing and closure costs related to its recycling facilities. As of December 31, 1996, the Company had deposited $74,132 in a restricted cash account. The Company also has capitalized in property and equipment and recorded a related liability of $10,300 representing an estimate to close its current facilities, should closure ever be required.


USE CONTINGENCY: A customer has threatened to bring an action against USE for breach of contract related to a 1995 equipment sale. The total amount of the claim is approximately $113,000. To date, the customer has taken no action. If such action is taken, USE intends to vigorously defend such action, including filing a third party claim against the manufacturer (RTI). USE management believes there will not be a material adverse outcome as a result of this claim. As a result, USE has accrued no liability relating to this claim.


The Company is not a party to this claim. If the Company is sued in connection with this claim, USE is required, pursuant to the asset purchase agreement between USE and the Company, to indemnify the Company for any damages up to $400,000.


NOTE 7. SHAREHOLDERS' EQUITY


INITIAL CAPITALIZATION: The Company was initially capitalized by issuing 1,000,000 shares of common stock for $281,250, to two shareholders. The majority shareholder purchased 68% of this stock and the minority shareholder, who was the 100% owner of USE, purchased the remaining 32%. In connection with this investment, the shareholders were issued five-year warrants to purchase 169,492 shares of common stock at $4.50 per share.



SHAREHOLDER AGREEMENTS: The Company's minority shareholders are a party to an agreement with the Company and/or the majority shareholder whereby the Company and/or the majority shareholder have the following rights:




* The right of first refusal on all common stock transfers by minority shareholders.



* The right but not the obligation, to call any or all shares of common stock held by the minority shareholders after January 4, 2001.



* The right but not the obligation, to call any or all shares of common stock held by the minority shareholders on the occurrence of certain other events.







The purchase price pursuant to the agreement is the fair value of the common stock at the date of the transaction. These agreements are canceled upon the successful completion of an initial public offering by the Company.


CONVERSION OF DEBT FOR COMMON STOCK: In September 1996, the majority shareholder and certain other shareholders exchanged $340,000 of debt for 680,000 shares of common stock. In September 1996, $160,000 of the note payable to USE incurred in the acquisition was exchanged for 320,000 shares of the Company's common stock.



PRIVATE PLACEMENT: In September 1996, the Company completed a $270,000 private placement with an investor that consisted of 120,000 shares of common stock at $1.125 per share and $135,000 of subordinated debt with a warrant to purchase 120,000 shares of common stock at $1.125 per share. The warrant expires in January 1998 and is automatically exercised upon a public offering of common stock. Pursuant to FASB Statement No. 123, the fair value of the warrant was measured based on the terms of the related debt. This measurement resulted in no value assigned to this warrant due to the stated interest rate and expected short duration of the related debt. The debt bears interest at 2% over prime and is due September 1998. In connection with this offering, the investor was issued five-year warrants to purchase 20,339 shares of common stock at $4.75 per share.



PRIVATE PLACEMENT: On November 22, 1996, the Company completed a private placement of common stock by selling 129,097 shares of common stock at $2.75 per share, for total proceeds of $355,017. In connection with this private placement, the investors were granted five-year warrants to purchase 10,940 shares of common stock at $5.00 per share.


INITIAL PUBLIC OFFERING: On December 5, 1996, the Company signed a letter of intent with an investment banker to undertake a public offering of 1,000,000 shares of common stock at a price based on market conditions at the time of effectiveness. The letter of intent includes an over-allotment option to sell an additional 150,000 shares and provides that the Company will issue the investment banker a warrant for the purchase of 100,000 shares at 120% of the offering price.


Upon the closing of the initial public offering, the Company's S corporation election will terminate. At that time, the accumulated deficit balance ($985,446 at December 31, 1996) representing losses on which income tax deductions have been taken, will be reclassified to paid-in-capital.


AUTHORIZED SHARES: On December 5, 1996, the Company increased its authorized shares of capital stock from 10,000,000 to 50,000,000. The Board of Directors is authorized to designate and issue shares in such classes or series as it deems appropriate and to establish the rights, preferences, and privileges of such shares, including dividends, liquidation and voting rights.


WARRANT COMPENSATION: For the above disclosed warrant issuances at $4.50, $4.75 and $5.00 per share, there was no compensation expense recorded using the Black-Scholes option pricing model pursuant to FASB Statement No. 123.


NOTE 8. STOCK OPTION PLAN


In September 1996, the Company adopted the Mercury Waste Solutions, Inc. Stock Option Plan ("Plan"). The Plan permits the granting of "incentive stock options" meeting the requirements of Section 422 of the Internal Revenue Code of 1986 as amended, and non-qualified options which do not meet the requirements of Section
422. A total of 185,500 shares of the Company's common stock have been reserved for issuance pursuant to options granted or shares awarded under the Plan. Grants under that plan are accounted for following APB Opinion No. 25 and related Interpretations. There was no compensation cost charged to income for the stock option grants for the year ended December 31, 1996. Had compensation cost for all of the stock-based compensation plans been determined based on the grant date fair value of awards (the method described in FASB Statement No.
123), reported net income and earnings per common share would have been reduced to the pro forma amounts shown below:


                       1996


Net loss:
  As reported       $(985,446)
  Pro forma          (988,656)
Loss per share:
  As reported       $   (0.40)
  Pro forma             (0.40)




The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1996: dividend rate of 0%, price volatility of 38%, risk-free interest rate of 6.28%, and expected lives of 3 years.


A summary of the status of the plan at December 31, 1996 and changes during the year then ended is as follows:



                                                                              1996
                                                                         WEIGHTED AVERAGE
                                                           SHARES         EXERCISE PRICE


Outstanding at beginning of period                              --            $  --
Granted                                                    110,000(1)          0.67
Exercised                                                       --               --
Forfeited                                                       --               --
Outstanding at end of period                               110,000            $0.67
Exercisable at end of year                                    None
Weighted average fair value per option of options
 granted during the year                                     $0.23
Weighted average remaining contractual life                9 years



(1) Consists of an option for 80,000 shares at $0.50 per share granted by the Board of Directors in January, 1996 and formalized under the plan in September, 1996 and options for 30,000 shares at $1.125 per share granted in October, 1996.


Subsequent to year end, options for the purchase of 35,000 shares of common stock at $2.75 were granted to an employee. Compensation cost of $35,000 will be recorded related to this grant and will be amortized over the five year vesting period.



NOTE 9. MAJOR CUSTOMERS


Equipment sales to three customers accounted for approximately 21%, 10%, and 10% of 1995 revenues, respectively. The Company had one customer in 1996 that accounted for 11% of revenues. At December 31, 1996, the receivable balance from this customer was approximately $106,000.



[PHOTO]

THE MODEL 2000B FLOURESCENT LAMP RECYCLER


[PHOTO]
THE STATIONARY MERCURY DISTILLATION SYSTEM



NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.



                              TABLE OF CONTENTS



                                                   PAGE


Prospectus Summary                                    3
Risk Factors                                          7
Use of Proceeds                                      12
Dilution                                             13
Dividend Policy                                      13
S Corporation Status                                 14
Capitalization                                       14
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations                                       15
Business                                             18
Management                                           31
Certain Transactions                                 35
Principal Shareholders                               37
Description of Securities                            38
Underwriting                                         41
Legal Matters                                        42
Experts                                              42
Additional Information                               42
Index To Consolidated Financial Statements          F-1




UNTIL , 1997 (25 DAYS AFTER THE DATE OF THE PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                               1,000,000 SHARES



                                     [LOGO]



                                MERCURY WASTE
                               SOLUTIONS, INC.

                                 COMMON STOCK


                                  PROSPECTUS



                              EQUITY SECURITIES
                              TRADING CO., INC.



                              ______________, 1997



                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


The Company is governed by Minnesota Statutes Chapter 302A. Minnesota Statutes
Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255 (relating to director conflicts of interest), if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation.

As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall have no personal liability to the Company and its shareholders for breach of his fiduciary duty as a director, to the fullest extent permitted by law.

The Underwriting Agreement contains provisions under which the small business issuer on the one hand, and the Underwriter, on the other hand, have agreed to indemnify each other (including officers and directors of the small business issuer and the Underwriter and any person who may be deemed to control the small business issuer or the Underwriter) against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses in connection with the issuance and distribution of the securities registered hereby, other than underwriting discounts and fees, are set forth in the following table:



                SEC registration fee                 $1,924.27
                NASD filing fee                       1,075.00
                Nasdaq listing fee                      10,000
                Legal fees and expenses                120,000
                Accounting fees and expenses            70,000
                Blue Sky fees and expenses.             10,000
                Transfer agent fees and expenses         5,000
                Printing and engraving expenses.        30,000
                Miscellaneous                         2,000.73
                  Total                              $ 250,000



ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

In connection with the initial capitalization of the Company in January, 1996, the Company sold an aggregate of 1,000,000 shares of Common Stock to two "Accredited Investors" as defined in Regulation D of the Securities Act of 1933, as amended (the "Securities Act") for a total aggregate consideration of $281,250. In connection therewith, such Accredited Investors also received warrants to purchase an aggregate 169,492 shares of the Company's Common Stock for $4.50 per share. No underwriter was involved in such offering. The Company believes that each and every such sale of such securities was exempt from registration pursuant to Section 4 (2) of the Securities Act and Rules 505 and/or 506 under Regulation D of the Securities Act.

On September 16, 1996, the Company issued an aggregate of 1,000,000 shares of Common Stock to six Accredited Investors for an aggregate principle amount of $500,000 in relief of indebtedness. The Company believes that each and every such sale of such securities was exempt from registration pursuant to Section 4
(2) of the Securities Act and Rules 505 and/or 506 under Regulation D of the Securities Act.


On September 25, 1996, the Company issued 120,000 shares of Common Stock to one Accredited Investor for a total consideration of $135,000. In connection therewith, such Accredited Investor also received warrants to purchase 10,170 shares of the Company's Common Stock for $4.75 per share. The Company believes that such sale of such securities was exempt from registration pursuant to
Section 4 (2) of the Securities Act and Rules 505 and/or 506 under Regulation D of the Securities Act.


On September 25, 1996, the Company issued 120,000 warrants to one Accredited Investor to purchase shares of the Company's Common Stock for $1.125 per share in connection with a promissory note in the amount of $135,000 payable to such Accredited Investor. In connection therewith, such Accredited Investor received warrants to purchase 10,169 shares of the Company's Common Stock for $4.75 per share.


In November, 1996, the Company sold and aggregate of 129,097 shares of Common Stock to twelve Accredited Investors for a total aggregate consideration of $355,016.75. In connection therewith, such Accredited Investors also received warrants to purchase an aggregate of 10,940 shares of the Company's Common Stock for $5.00 per share. The Company believes that each and every such sale of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Rules 505 and/or 506 under Regulation D of the Securities Act.


ITEM 27. EXHIBITS.
                                EXHIBIT INDEX


EXHIBIT NO.                                      DESCRIPTION OF EXHIBIT
       1.1       Form of Underwriting Agreement +

       1.2       Form of Underwriter's Warrant +

         2       Asset Purchase Agreement by and between Mercury Waste Solutions, Inc. and U.S. Environmental,
                 Incorporated dated January 4, 1996. +
                 Exhibits:
                   A-1 List of Accounts Receivables/List of Certain Assets
                   A-2  List of Contracts/Leases Assumed
                   A-3  Union Grove Costs/Estimates
                   B    Promissory Note
                   C    Allocation of Purchase Price
                   D-1  Bill of Sale
                   D-2  Distribution Rights Bill of Sale
                   Agreement Schedules:
                     4.9   Litigation
                     4.10  Contracts
                     4.15  Environmental Compliance/Violations
                     4.17  Employees
                     4.21  Environmental Data and Test Results
                     10.1(k) Creditors

       3.1       Articles of Incorporation +


       3.2       By-laws

         5       Opinion of Maslon Edelman Borman & Brand, a Professional Limited Liability Partnership+


      10.1       Commercial Lease dated February 25, 1993 for premises located at 2007 West County Road
                 C-2, Roseville, Minnesota +

      10.2       Lease dated January 25, 1995 by and between Durand Properties and U.S. Environmental,
                 Incorporated for Premises located at 21209 Building No. 6, Durand Avenue, Union Grove,
                 Wisconsin 53182 +

      10.3       Revolving Credit Promissory Note made by the Company in favor of Bradley J. Buscher dated
                 October 24, 1996 +


      10.4 Revolving Credit Promissory Note in the amount of $1,660,000 dated December 4, 1996 with the Company as Borrower in favor of Norwest Bank Minnesota, N.A.+


      10.5       Security Agreement by and between the Company and Bradley J. Buscher dated January 4,
                 1996 +

      10.6       Shareholder Agreement by and among Bradley J. Buscher, Mark Edlund and the Company effective
                 January 4, 1996 +

      10.7       Employment Agreement by and between Mercury Waste Solutions, Inc. and Mark Edlund dated as of January 4, 1996 +


      10.8       Amended and Restated Distribution Rights Bill of Sale Agreement by and between the Company and USE dated November 30, 1996+


      10.9       Management Consulting Agreement by and between Bankers American Capital Corporation dated as of January 4, 1996 +

     10.10       Bill of Sale Agreement dated September 12, 1996 between Resource Technology, Inc. Mercury
                 Waste Solutions, Inc. and certain other parties. +


     10.11       Amended and Restated Model 2000 Agreement dated September 12, 1996 between Resource Technology,
                 Inc. and Mercury Waste Solutions, Inc.+

     10.12       Mercury Waste Solutions, Inc. Stock Option Plan dated September 17, 1996.+

     10.13       Employment Agreement by and between Mercury Waste Solutions, Inc. and Bradley J. Buscher dated as of January 22, 1997+

     10.14       Employment Agreement by and between Mercury Waste Solutions, Inc. and Donald J. Wodek dated as of January 22, 1997+

     10.15       Revolving Credit Promissory Note by and between Mercury Waste Solutions, Inc. and Bradley
                 J. Buscher dated as of January 22, 1997+

     10.16       Non Statutory Stock Option Agreement by and between Mercury Waste Solutions, Inc. and
                 Donald J. Wodek dated as of January 22, 1997+

     10.17       Subordination Agreement by and between Bradley J. Buscher and Capital Partners, Ltd. dated January 22, 1997.


        11       Computation of Loss Per Common and Common Equivalent Share+


      23.1       Consent of Maslon Edelman Borman & Brand, a Professional Limited Liability Partnership
                 (included in Exhibit 5)+


      23.2       Consent of McGladrey & Pullen, LLP

      24.1       Powers of Attorney (included on Page II-5) +


      24.2       Power of Attorney for Frank L. Farrar+

        27       Restated Financial Data Schedule.+






+ Previously filed.



ITEM 28. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned small business issuer hereby undertakes that it will:

       (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to (i) include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and (iii) include any additional or changed material information on the plan of distribution.

       (2) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

       (3) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

       The small business issuer hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.




                                  SIGNATURES


In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has authorized this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on February 12, 1997.



                                   MERCURY WASTE SOLUTIONS, INC.


                                   By  /s/ BRADLEY J. BUSCHER
                                           Bradley J. Buscher
                                  CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE
                                     OFFICER AND CHIEF FINANCIAL OFFICER




In accordance with the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates stated.



        SIGNATURE                            TITLE                             DATE



/S/ BRADLEY J. BUSCHER    Chairman of the Board, Chief Executive          February 12, 1997
 Bradley J. Buscher       Officer and Chief Financial Officer

         *                President, Secretary, Treasurer                 February 12, 1997
 Mark G. Edlund           and Director

         *                Director                                        February 12, 1997
 Alan R. Geiwitz

         *                Director                                        February 12, 1997
 Joel H. Gottesman

         *                Director                                        February 12, 1997
 Robert L. Etter

         *                Director                                        February 12, 1997
 Frank L. Farrar


* By: /s/ Bradley J. Buscher                                              February 12, 1997
          Bradley J. Buscher
          Attorney-in-Fact




                                EXHIBIT INDEX

EXHIBIT NO.                                      DESCRIPTION OF EXHIBIT
       1.1       Form of Underwriting Agreement +

       1.2       Form of Underwriter's Warrant +

         2       Asset Purchase Agreement by and between Mercury Waste Solutions, Inc. and U.S. Environmental,
                 Incorporated dated January 4, 1996. +
                 Exhibits:
                   A-1 List of Accounts Receivables/List of Certain Assets
                   A-2  List of Contracts/Leases Assumed
                   A-3  Union Grove Costs/Estimates
                   B    Promissory Note
                   C    Allocation of Purchase Price
                   D-1  Bill of Sale
                   D-2  Distribution Rights Bill of Sale
                   Agreement Schedules:
                     4.9   Litigation
                     4.10  Contracts
                     4.15  Environmental Compliance/Violations
                     4.17  Employees
                     4.21  Environmental Data and Test Results
                     10.1(k) Creditors

       3.1       Articles of Incorporation +


       3.2       By-laws

         5       Opinion of Maslon Edelman Borman & Brand, a Professional Limited Liability Partnership+


      10.1       Commercial Lease dated February 25, 1993 for premises located at 2007 West County Road
                 C-2, Roseville, Minnesota +

      10.2       Lease dated January 25, 1995 by and between Durand Properties and U.S. Environmental,
                 Incorporated for Premises located at 21209 Building No. 6, Durand Avenue, Union Grove,
                 Wisconsin 53182 +

      10.3       Revolving Credit Promissory Note made by the Company in favor of Bradley J. Buscher dated
                 October 24, 1996 +


      10.4 Revolving Credit Promissory Note in the amount of $1,660,000 dated December 4, 1996 with the Company as Borrower in favor of Norwest Bank Minnesota, N.A.+


      10.5       Security Agreement by and between the Company and Bradley J. Buscher dated January 4,
                 1996 +

      10.6       Shareholder Agreement by and among Bradley J. Buscher, Mark Edlund and the Company effective
                 January 4, 1996 +

      10.7       Employment Agreement by and between Mercury Waste Solutions, Inc. and Mark Edlund dated as of January 4, 1996 +


      10.8       Amended and Restated Distribution Rights Bill of Sale Agreement by and between the Company and USE dated November 30, 1996+


      10.9       Management Consulting Agreement by and between Bankers American Capital Corporation dated as of January 4, 1996 +

     10.10       Bill of Sale Agreement dated September 12, 1996 between Resource Technology, Inc. Mercury
                 Waste Solutions, Inc. and certain other parties. +


     10.11       Amended and Restated Model 2000 Agreement dated September 12, 1996 between Resource Technology,
                 Inc. and Mercury Waste Solutions, Inc.+

     10.12       Mercury Waste Solutions, Inc. Stock Option Plan dated September 17, 1996.+

     10.13       Employment Agreement by and between Mercury Waste Solutions, Inc. and Bradley J. Buscher dated as of January 22, 1997+

     10.14       Employment Agreement by and between Mercury Waste Solutions, Inc. and Donald J. Wodek dated as of January 22, 1997+

     10.15       Revolving Credit Promissory Note by and between Mercury Waste Solutions, Inc. and Bradley
                 J. Buscher dated as of January 22, 1997+

     10.16       Non Statutory Stock Option Agreement by and between Mercury Waste Solutions, Inc. and
                 Donald J. Wodek dated as of January 22, 1997+

     10.17       Subordination Agreement by and between Bradley J.Buscher and Capital Partners, Ltd. dated January 22, 1997.


        11       Computation of Loss Per Common and Common Equivalent Share+


      23.1       Consent of Maslon Edelman Borman & Brand, a Professional Limited Liability Partnership
                 (included in Exhibit 5)+


      23.2       Consent of McGladrey & Pullen, LLP

      24.1       Powers of Attorney (included on Page II-5) +


      24.2       Power of Attorney for Frank L. Farrar+

        27       Restated Financial Data Schedule.+






+ Previously filed.